Exhibit 2.10

EXECUTION VERSION

PURCHASE AGREEMENT

by and among

AVEON HOLDINGS I L.P.,

VIRIDIAN PARTNERS, LLC

and

the Sellers signatory hereto

Dated as of August 4, 2010

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1	Definitions	1
1.2	Interpretation	1

ARTICLE II PURCHASE		1
2.1	Recapitalization of the Company; Purchase and Sale of Aveon Equity Interests; Additional Investments	1
2.2	Closing; Payment of Consideration; Delivery of Aveon Equity Interest and Equity Interests	3
2.3	Time and Place of Closing	4

ARTICLE III EFFECTIVENESS OF AMENDED LLC AGREEMENT		4
3.1	Amended LLC Agreement	4

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS AS TO THEMSELVES		4
4.1	Authority; Non-Contravention	4
4.2	Title to Purchased Interests	5
4.3	Agreements	5
4.4	Brokers	5
4.5	Majority Sellers	5
4.6	Equity Interests	6

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE MAJORITY SELLERS AS TO THE COMPANY		6
5.1	Ownership Interests of the Company	6
5.2	Company Entities	6
5.3	Organization; Authority; No Approvals; No Conflict; No Consent	7
5.4	Financial Statements	8
5.5	Absence of Changes; No Undisclosed Liabilities	9
5.6	Taxes	9
5.7	Title; Properties	10
5.8	License, Permits and Authorizations	11
5.9	Material Agreements	11
5.10	Litigation; Decrees	13
5.11	Benefit Plans	13
5.12	Corporate Records; Copies of Documents	14
5.13	Transactions with Interested Persons	14
5.14	Intellectual Property	15
5.15	Brokers	15
5.16	Insurance	15
5.17	Majority Sellers	15

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ARTICLE VB REPRESENTATIONS AND WARRANTIES OF MAJORITY SELLERS AS TO THE INVESTMENT ADVISORY BUSINESS		15
5B.1	Regulatory Reports, Registrations and Agreements	15
5B.2	Company Funds	18
5B.3	Licensure of Individuals	19

ARTICLE VC ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE MAJORITY SELLERS		20
5C.1	Additional Representations and Warranties of the Majority Sellers	20

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		20
6.1	Organization; Authority; No Approvals; No Conflict; No Consent; Authorizations; Ownership Interests	20
6.2	Parent Entities	22
6.3	Brokers	22
6.4	Litigation	22
6.5	Aveon Equity Interests	23
6.6	Licenses, Permits and Authorizations	23
6.7	Other Purchase Agreements	24
6.8	Taxes	24
6.9	Indebtedness	24

ARTICLE VII COVENANTS		25
7.1	Public Announcements	25
7.2	Reasonable Efforts; Further Assurances	25
7.3	Consents	25
7.4	Purchaser Access; Confidentiality	26
7.5	No Solicitation of Alternative Transactions	26
7.6	Noncompetition	27
7.7	Conduct of Business Pending the Closing Date	30
7.8	Additional Investment Right	31
7.9	Regulatory Status	31
7.10	Notification	32
7.11	Registration Statement on Form S-1	33
7.12	Tax Structure	33

ARTICLE VIII CONDITIONS TO THE CLOSING		34
8.1	Conditions to Obligations of Each Party	34
8.2	Additional Conditions to the Obligations of the Purchaser	34
8.3	Additional Conditions to the Obligations of the Company and the Sellers	35

ARTICLE IX TAX MATTERS		36
9.1	Filing of Tax Returns	36
9.2	Tax Apportionment	36
9.3	Allocation of Purchase Price; Section 754 Election	37
9.4	Tax Treatment of Rollover Equity; Cooperation; Audits	37

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9.5	Purchase Price Adjustment	38
9.6	Transfer Taxes	38
9.7	Termination of Tax Sharing Agreements	38

ARTICLE X INDEMNIFICATION		38
10.1	Indemnification by the Sellers	38
10.2	Indemnification by the Purchaser	39
10.3	Indemnification Procedures	40
10.4	General	42

ARTICLE XI TERMINATION		44
11.1	Grounds for Termination	44
11.2	Effect of Termination	45

ARTICLE XII GENERAL PROVISIONS		45
12.1	Notices	45
12.2	Amendment and Modification; Waiver	47
12.3	Entire Agreement	47
12.4	Fees and Expenses	48
12.5	Disclosures	48
12.6	Third Party Beneficiaries	48
12.7	Assignment; Binding Effect	48
12.8	Governing Law	48
12.9	Jurisdiction; Waiver of Jury Trial	48
12.10	Severability	49
12.11	Counterparts	49
12.12	Interpretation	49

Exhibits

Exhibit A –	Defined Terms

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PURCHASE AGREEMENT

  This PURCHASE AGREEMENT is dated as of August 4, 2010 (this “Agreement”) and is among Aveon Holdings I L.P., a Delaware limited partnership (the “Purchaser”), Viridian Partners, LLC, a Delaware limited liability company (the “Company”), and the individuals set forth on the signature pages hereto as the Sellers (the “Sellers”). The Purchaser, the Company and the Sellers are referred to collectively herein as the “Parties” and, individually, as a “Party”.

BACKGROUND

1.        The Sellers own of record and beneficially all of the issued and outstanding Interests (all such Interests, the “Sellers Interests”).

2.        On the terms and subject to the conditions set forth herein, the Purchaser desires to purchase, and the Sellers desire to sell to the Purchaser, a portion of the Sellers Interests in exchange for the Purchase Price.

  In consideration of the premises and mutual agreements set forth herein and in reliance upon the representations and warranties, covenants and agreements as set forth herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

  1.1    Definitions.  Capitalized terms used herein shall have the meanings ascribed to them on Exhibit A to this Agreement.

  1.2    Interpretation.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. Unless otherwise expressly provided herein, any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented. When a reference is made in this Agreement to a Section, Exhibit, Annex, or Schedule, such reference shall be to a Section of, an Exhibit or Annex to, or a Schedule to this Agreement unless otherwise indicated. Unless the context of this Agreement otherwise requires, (i) words using singular or plural number also include the plural or singular number, respectively, (ii) the terms “hereof”, “herein”, “hereby”, and derivative or similar words refer to the entire Agreement, and (iii) the masculine or feminine gender or neuter shall include the other.

ARTICLE II

PURCHASE

  2.1      Recapitalization of the Company; Purchase and Sale of Aveon Equity Interests; Additional Investments.  On the terms and subject to the conditions set forth in this Agreement, the following transactions shall take place as provided in this Section 2.1.

  (a)    Transactions Taking Place Prior to and at Closing.

          (i)       Immediately prior to the Closing, the Sellers Interests shall be recapitalized into the Aveon Equity Interest and the Non-Aveon Equity Interests and, as a result of such recapitalization, the Sellers shall hold all of the Aveon Equity Interest and the Non-Aveon Equity Interests.

          (ii)     At the Closing, (x) the Purchaser shall purchase from the Sellers, and the Sellers shall sell the Purchaser, a portion of the Aveon Equity Interest in exchange for thirty million dollars ($30,000,000) in cash in the aggregate payable to the Sellers in accordance with Section 2.2(a), plus any additional cash payments due to the Sellers pursuant to the terms of the Tax Receivable Agreement (collectively, the “Seller Proceeds”), and (y) the Sellers shall contribute to the Purchaser the remaining portion of the Aveon Equity Interest held by the Sellers in exchange for the issuance by the Purchaser of 0.25% in the aggregate of non-voting interests in the Purchaser (the “Equity Interests”), which Equity Interests may be exchanged (at the option of the Sellers) (the “Exchange”) beginning on the one-year anniversary of the Closing Date in accordance with (and subject to the terms of) this Agreement, the Exchange Agreement and the limited partnership agreement of the Purchaser, for an aggregate number of common units of the Parent that would have, immediately prior to the consummation of the IPO, represented 0.25% of the number of outstanding common units of the Parent on a fully-diluted basis, and prior to giving effect to all common and other units or equity interests issued or issuable in connection with the IPO, including (x) common units issued or issuable pursuant to the Equity Incentive Plan or any other equity incentive plan of the Parent (whether adopted before or after the IPO), (y) common units issuable upon exchange of partnership units or other units of the Parent’s subsidiaries, and (z) common units or preferred units issued or issuable (including upon conversion, exercise or exchange of Equity Rights) pursuant to all other equity issuances by the Parent to be completed prior to or in connection with the IPO. The common units of the Parent issued to the Sellers pursuant to the Exchange shall be free and clear of all Claims including restrictions on transfer and “lock-ups”, other than the restrictions imposed pursuant to the Securities Act or applicable state securities laws or the Registration Rights Agreement or Exchange Agreement.

          (iii)    Upon receipt of written notice of a Seller’s election to consummate the Exchange, the Purchaser shall, and shall cause the Parent to, take commercially reasonable actions, in accordance with the Exchange Agreement and the limited partnership agreement of the Purchaser, to ensure that the Equity Interests shall be exchanged for common units of the Parent in accordance with the terms set forth herein and the Registration Rights Agreement.

          (iv)    The Equity Interests and the Seller Proceeds are collectively referred to herein as the “Purchase Price”).

  (b)    Additional Capital Contributions by the Purchaser, the Composite Fund and the Sellers.

    (i)      On the first day of the month following the one-month anniversary of the Closing Date, the Purchaser shall make a minimum cash investment into the Company of five million dollars ($5,000,000), which investment will then be contributed to Viridian Fund, LP. In connection with such investment in Viridian Fund, LP, the Purchaser (and the Company) shall maintain such investment with the Company and Viridian Fund, LP for a period of three (3) years from the date such investment was made and such investment shall be subject to the Funds’ existing fees, terms and conditions.

    (ii)     On the first day of the month following the six (6) month anniversary of the Closing Date, the Purchaser shall cause the Composite Fund to make a minimum cash investment into the Funds of ten million dollars ($10,000,000) and, in connection therewith, the Purchaser shall (or shall cause the Composite Fund or its Affiliates to) maintain such investment in the Funds for a period of three (3) years from the date such investment was made and such investment shall be subject to the Funds’ existing fees, terms and conditions; provided, however, that in the event the Composite Fund is not yet formed or otherwise not able to make such investment when due, the Purchaser or its Affiliates shall, when due, make such ten million dollars ($10,000,000) cash investment into the Funds; provided that the Purchaser or its Affiliates, as applicable, shall be permitted to transfer such investment to the Composite Fund as soon as practicable following the formation thereof.

    (iii)    On the first day of the month following the month in which the Closing occurs, the Sellers shall make (on a pro-rata basis based upon each Seller’s share of the Seller Proceeds) a new minimum capital contribution to the Funds, or in the Composite Fund, in cash in the amount of four million dollars ($4,000,000) in the aggregate and, in connection therewith, each Seller shall maintain its portion of such investment until the earlier of: (x) a period of one (1) year from the date such new minimum capital contribution was made; and (y) the occurrence of a Release Event or a termination of any IMA for any reason.

2.2      Closing; Payment of Consideration; Delivery of Aveon Equity Interest and Equity Interests.  At the Closing, the following transactions shall take place:

  (a)      the Purchaser shall deliver to the Sellers the Seller Proceeds by wire transfer of immediately available funds to the bank account(s) specified by the Sellers in writing no later than two (2) Business Days prior to the Closing Date;

  (b)      the Purchaser shall admit each Seller as a limited partner of the Purchaser and issue to the Sellers the Equity Interests;

  (c)      the Purchaser, the Company and the Sellers shall execute and deliver an original or facsimile copy of a counterpart of the Amended LLC Agreement;

  (d)      the Purchaser, the Company and the Sellers shall make such other deliveries as are required by Article VIII hereof;

  (e)      the Company shall cause its books and records to reflect that the Purchaser is the sole owner of the Aveon Equity Interest; and

  (f)      the Purchaser shall cause its books and records to reflect that the Sellers are collectively the owners of the Equity Interests.

2.3      Time and Place of Closing.  Subject to the provisions of Article VIII, the closing (the “Closing”) of the transactions contemplated in this Article II shall take place as soon as practicable, but in no event later than five (5) Business Days after all conditions set forth in Sections 8.1, 8.2 and 8.3 are satisfied or waived (other than conditions that by their terms are to be satisfied as of the Closing) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, as of 10:00 a.m., New York City time, or at such other place and time and on such other date as the Parties may agree in writing. The date on which the Closing occurs is herein called the “Closing Date”.

ARTICLE III

EFFECTIVENESS OF AMENDED LLC AGREEMENT

3.1      Amended LLC Agreement.  Each of the Sellers, the Company and the Purchaser hereby agree (a) that, as of the Closing, the Existing LLC Agreement shall be amended and restated in its entirety, and (ii) to execute and to deliver the Amended LLC Agreement immediately prior to the Closing in anticipation of the same becoming effective as of the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AS TO THEMSELVES

Except as specifically contemplated by this Agreement or set forth in the corresponding section of the Company Disclosure Letter, each Seller, severally (and not jointly), represents and warrants to the Purchaser, solely with respect to himself, that:

4.1      Authority; Non-Contravention.

  (a)      Such Seller has full legal capacity, right, authority and power to execute and deliver this Agreement and, at the time of execution and delivery thereof, each of the Ancillary Agreements to which such Seller is a party, to perform his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement executed and delivered by such Seller pursuant to, or as contemplated by, this Agreement has been or, in the case of the Ancillary Agreements, will, at the Closing, have been duly and validly executed and delivered by such Seller and constitutes, or when executed and delivered will constitute (as applicable), assuming due execution and delivery by the other parties hereto and thereto, a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its respective terms, except as may be affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or (ii) general equitable principles (including principles of reasonableness, good faith and fair dealing) regardless of whether enforcement is sought in equity or at law.

  (b)      The execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which such Seller is a party by such Seller does not and will not (i) conflict with or violate Applicable Law or (ii) except as set forth in Section 5.3(d) of the Company Disclosure Letter, require the consent of or other action by any Person under, violate, result in the termination or acceleration of or of any right under, give rise to or modify any right or obligation under (whether or not in combination with any other event or circumstance), or conflict with, breach or constitute a default under (in each case with or without notice, the passage of time or both), any Contract to which such Seller is a party or by which any of his respective material properties or other material assets is bound, except, in each case, as would not have a Company Material Adverse Effect.

4.2      Title to Purchased Interests.  Such Seller owns beneficially and of record the Interests set forth beside such Seller’s name in Section 4.2 of the Company Disclosure Letter and has good title to such Interests, free and clear of all Claims (other than those contained in this Agreement, the Existing LLC Agreement, the Securities Act or applicable state securities laws).

4.3      Agreements.

  (a)      Except for the Existing LLC Agreement, the Amended LLC Agreement and Contracts set forth on Section 4.3(a) of the Company Disclosure Letter, there are no Contracts to which such Seller is a party or by which he is otherwise bound relating to the Business or to such Seller’s rights and obligations as a member of the board, member, partner, officer or employee of the Company, including any voting trusts, voting agreements, proxies or other Contracts with respect to the voting of any interests in the Company. Such Seller is not in material violation of any term of the Existing LLC Agreement.

  (b)      Except as set forth in Section 4.3(b) of the Company Disclosure Letter, such Seller does not own, directly or indirectly on an individual or joint basis, any interest (excluding passive investments in the shares of any enterprise which are publicly traded, provided such Seller’s holdings therein, together with any holdings of his Affiliates and Immediate Family members, are less than five percent (5.0%) of the outstanding shares or comparable interest in such entity in the aggregate) in, or serve as an employee, independent contractor, officer, director, member, partner, or in another similar capacity of, any business sponsoring a fund or account that employs the Same or Similar Strategy or Client (excluding any Company Funds) of the Company or any other organization which has or during the twenty-four (24) months preceding the date of this Agreement has had a material Contract or arrangement with any of the Company or the Funds.

4.4      Brokers.  No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller.

4.5      Majority Sellers.  To the Knowledge of such Seller, the Majority Sellers have no current plan or intention to resign, retire or otherwise cease employment with VAM, or, to the Knowledge of such Seller, the Majority Sellers have no current plan or intention to resign as a member of the Company, in each case, within the next thirty-six (36) months.

4.6      Equity Interests.  Such Seller has been advised that the Equity Interests have not been registered under the Securities Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Such Seller is aware that the Purchaser is under no obligation to effect any such registration with respect to the Equity Interests or to file for or comply with any exemption from registration; provided, however, the Purchaser agrees that (a) the Equity Interest will be treated on a pari passu basis with similar interests in the Purchaser, including any interests held by the management of the Purchaser and (b) the holders of the equity of the Parent issued to the holders of the Equity Interests upon the exchange thereof pursuant to the terms and conditions set forth in the Exchange Agreement shall be entitled to the registration and other rights set forth in the Registration Rights Agreement. Such Seller is receiving the Equity Interests to be acquired by such Seller hereunder for such Seller’s own account for investment purposes only and not with a view to, or for resale in connection with, the distribution thereof in violation of the Securities Act. Such Seller has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. Such Seller is an “accredited investor” (as that term is defined in Regulation D under the Securities Act).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE MAJORITY SELLERS AS TO THE

COMPANY

Except as specifically contemplated by this Agreement or as set forth in the corresponding section of the Company Disclosure Letter, the Majority Sellers, jointly and severally, represent and warrant to the Purchaser that:

5.1      Ownership Interests of the Company.  Prior to giving effect to the Amended LLC Agreement and the Closing, the Sellers are the sole members of the Company, and the capitalization of the Company is set forth in Section 5.1 of the Company Disclosure Letter, with such ownership interests owned beneficially and of record by the Persons set forth in such Section, in the amounts set forth in such Section, free and clear of any Claims other than the restrictions imposed pursuant to this Agreement, the Existing LLC Agreement, the Securities Act or applicable state securities laws. All outstanding ownership interests in the Company have been duly authorized and issued under the Existing LLC Agreement and, after giving effect to the effectiveness of the Amended LLC Agreement, the Amended LLC Agreement.

5.2      Company Entities.

  (a)      The Company does not have any Subsidiaries and has not owned any interest in any other entity (other than the Funds) prior to the date hereof. Section 5.2(a) of the Company Disclosure Letter sets forth a correct and complete list of each ownership interest, joint venture or other investment (whether or not involving control) of the Company in any Person other than the Company.

  (b)      All of the issued and outstanding equity interests of the Company have been duly authorized, validly issued, are fully paid and non-assessable and have not been issued in violation of any Equity Rights. Except as expressly granted pursuant to this Agreement, the Existing LLC Agreement or the Amended LLC Agreement, there are no outstanding Equity Rights, and neither the Company nor any Seller is a party to any agreement or commitment obligating the Company to issue, grant, adopt or enter into any Equity Right. There are no voting trusts, voting agreements, proxies or other Contracts with respect to the voting of any interests in the Company to which the Company is a party (other than the Existing LLC Agreement and the Amended LLC Agreement).

5.3      Organization; Authority; No Approvals; No Conflict; No Consent.

  (a)      Each of the Company and VAM has been duly incorporated or formed and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Where applicable, each of the Company and VAM is duly qualified or licensed as a foreign corporation, partnership or other entity to do business and is in good standing in each jurisdiction in which the nature of its business or properties makes such qualification or license necessary, and each of the Company and VAM has full power and authority necessary to own all of its properties and assets and to carry on its business as it is now being conducted, except where failure to be so qualified, licensed or in good standing or to have such power or authority (as applicable) would not have a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Company and VAM, as in effect as of the date hereof, have heretofore been made available to the Purchaser.

  (b)      The Company has full right, authority and power under the Existing LLC Agreement (and, after the effectiveness of its Amended LLC Agreement, under its Amended LLC Agreement) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary company action, if any, and no other action on the part of the Company is required in connection herewith.

  (c)      This Agreement and each Ancillary Agreement required to be executed by the Company pursuant hereto have been or will, at the Closing, have been duly and validly executed and delivered by the Company, and, assuming due and valid execution and delivery by each of the other parties hereto and thereto, each shall constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or (ii) general equitable principles (including principles of reasonableness, good faith and fair dealing) regardless of whether enforcement is sought at law or in equity.

  (d)      Except with respect to any Consents required under the Investment Advisers Act, if any, the execution and delivery of this Agreement by the Company does not, and its consummation of the transactions contemplated hereby, and its performance of the obligations which it is obligated to perform or cause to be performed hereunder will not: (i) violate any provision of the Organizational Documents of the Company (including the Existing LLC Agreement or the Amended LLC Agreement); or (ii)(A) conflict with or violate any Applicable Law, (B) require the consent of or other action by any Person under, violate, result in the termination or acceleration of or of any right under, give rise to or modify any right or obligation under (whether or not in combination with any other event or circumstance), or conflict with, breach or constitute a default under (in each case with or without notice, the passage of time or both), any Contract to which the Company is a party or by which any of its properties or other assets is bound or (C) result in the creation of any Claim on any of the equity, assets or properties of the Company, except, in each case, for any such conflict, violation, termination, acceleration, default or Claim as would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (e)      All material Consents of, filings or registrations with, or notices to, any Governmental Authority (collectively, “Governmental Approvals”) required by Applicable Law for the execution and delivery of this Agreement and the Ancillary Agreements by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, have been, or will by the Closing be, obtained or made.

  (f)      All material consents, authorizations, approvals or waivers from or notices to any party (other than a Governmental Approval) to any Material Contract (collectively, the “Company Third Party Consents”) to which the Company or any of the Funds is a party or by which any of their properties are bound which is required for the execution and delivery of this Agreement and the Ancillary Agreements by the Company or any of the Funds, as applicable, the performance by it of its respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been, or will by the Closing be, obtained or made, other than those consents, authorizations, approvals, waivers or notices which would not have a Company Material Adverse Effect.

5.4      Financial Statements.

  (a)      The Company’s and the Funds’ individual financial statements, and the related individual statements of operations and comprehensive income, statement of changes in retained earnings and cash flows (including, in each case, any related notes thereto and the reports of the Company’s and the Funds’ independent auditors thereon) for fiscal periods commencing on or after January 1, 2007, in each case as made available to the Purchaser prior to the date hereof (collectively, the “Company Financial Statements”), were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be set forth in the notes thereto, and except for the absence of footnotes in financial statements for interim periods) and fairly present in all material respects the consolidated financial position of the Company and the Funds at the respective dates thereof and the consolidated results of operations, income, retained earnings and cash flows at and for the periods indicated (subject, in the case of financial statements for interim periods, to normal year end adjustments which are not material to the Company or the Funds taken as a whole).

  (b)      None of the Funds or the Company has received any written complaint, or, to the Knowledge of the Sellers, any allegation or claim in writing regarding a material aspect of the accounting practices, procedures, methodologies or methods of the Funds, VAM or the Company or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that any of the Funds, VAM or the Company has engaged in questionable accounting or audit practices. The Company has made available to the Purchaser any formal written communications, including with respect to proposed adjustments, from any of the Funds’ or the Company’s auditors or accountants, or the board of managers (or equivalent body) of the Funds, VAM or the Company in any case regarding (1) any significant deficiencies and material weaknesses in the design or operation of disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) or of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the ability of the Funds, VAM or the Company to record, process, summarize and report financial data, (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or the Funds’ internal control over financial reporting, or (3) any other material deficiencies in the accounting system of the Company or the Funds.

5.5      Absence of Changes; No Undisclosed Liabilities.

  (a)      Except as set forth in the Company Financial Statements, since January 1, 2007, the Business has been operated in all material respects in the ordinary course of business and there has not been any event that would, individually or in the aggregate, have a Company Material Adverse Effect.

  (b)      To the Knowledge of the Sellers, except (i) as set forth or provided for in the Company Financial Statements or notes thereto, (ii) as otherwise disclosed in this Agreement or in the Company Disclosure Letter, (iii) for liabilities incurred by the Company after March 31, 2010 in the ordinary course of business consistent with past practice that would not, individually or in the aggregate, result in a Company Material Adverse Effect, the Company does not have any liabilities or obligations (known, unknown, accrued, absolute, contingent or otherwise).

5.6      Taxes.  Except as set forth in Section 5.6 of the Company Disclosure Letter:

  (a)      the Company has timely filed all income and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects and all material Taxes shown to be due on such Tax Returns have been timely paid;

  (b)      all material Taxes (whether or not shown on any Tax Return) due and payable by the Company or for which the Company may be liable as a general partner or otherwise have been timely paid or, in the case of Taxes not yet due and payable, accrued and reserved against and entered on the Company Financial Statements in accordance with GAAP;

  (c)      there are no liens for Taxes upon the assets of the Company or upon the Aveon Equity Interest that will be purchased by Purchaser upon the consummation of the transactions contemplated hereby, except (in the case of liens on the assets of the Company) liens relating to current Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings, and, in each case, for which adequate reserves with respect thereto have been made in the Company Financial Statements in accordance with GAAP;

  (d)     all material Taxes which the Company is required by Law to withhold or to collect for payment have been duly withheld and collected, and have been timely paid to the appropriate Governmental Authority or, in the case of Taxes not yet due and payable, accrued, reserved against and entered on the Company Financial Statements;

  (e)     the Company has never been classified (or elected to be classified) or taxed as a corporation for U.S. federal, state or local income tax purposes and will not be classified (or elect to be classified) or Taxed as a corporation for U.S. federal, state, or local income tax purposes from the date hereof up to and including the Closing Date;

  (f)      the Company has never participated in, and it does not have any liability or obligation with respect to, any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local, or foreign Law);

  (g)     no claim has ever been made in writing by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns asserting that the Company is or may be subject to Taxes assessed by such jurisdiction;

  (h)      the Company has not been granted (or is subject to) any waiver or extension that is currently in effect of the period of limitations for the assessment or payment of any Tax or the filing of any Tax Return and no request for any such waiver or extension is currently pending;

  (i)      no unpaid Tax assessment, deficiency or adjustment has been assessed against or with respect to the Company by any Taxing Authority, and there are no currently pending audits or administrative or judicial proceedings with respect to Taxes of the Company;

  (j)      the Company has not executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law that is currently in effect and the Company is not subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority;

  (k)     the Company will not be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or for any other reason; and

  (l)      any adjustment of Taxes or taxable income of the Company made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Authorities, has been so reported.

5.7      Title; Properties.  The Company and/or the Funds have legal title or the right to use the material assets used in the conduct of the Business.

5.8      License, Permits and Authorizations.  Except as set forth on Section 5.8 of the Company Disclosure Letter, the operations of each of the Company, the Funds and VAM are being and, since January 1, 2007, have been, conducted in compliance with all Applicable Laws except where the failure to be in compliance would not have a Company Material Adverse Effect, and to the Knowledge of the Sellers, none of the Company, the Funds or VAM has been formally charged or is or has been under formal investigation with respect to any material violations of any Applicable Laws except where the results of such charge(s) and/or investigation(s) would not have a Company Material Adverse Effect. The Company holds all permits, certificates, licenses, approvals, Orders and other authorizations (“Permits”) of each Governmental Authority which are necessary for the operation of the Business except where a failure to have such Permit(s) would not have a Company Material Adverse Effect. To the Knowledge of the Sellers such Permits are valid and in full force and effect and no condition exists that with notice or lapse of time or both would constitute a default under any such Permits. To the Knowledge of the Sellers, none of such Permits will be terminated or become terminable, in whole or in part, as a result of the transactions contemplated hereby. Except as set forth on Section 5.8 of the Company Disclosure Letter, since January 1, 2007, the Company has not received any written or, to the Knowledge of the Sellers, oral notification from any Governmental Authority asserting that the Company and/or any of the Funds is not in compliance in any material respect with any of the Applicable Laws that such Governmental Authority enforces or that such Governmental Authority intends to revoke or suspend any Permit necessary for the operation of the Business.

5.9      Material Agreements.

  (a)      Section 5.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, the following written Contracts in each case relating to the Business to which the Company, VAM (with respect to any Fund) or any of the Funds is a party or by which any of their assets or properties are bound or affected as of the date of this Agreement, but excluding any Company Benefit Plans (each, a “Material Contract”):

            (i)      any Investment Advisory Contract;

            (ii)      any Contract (other than subscription agreements with Funds Clients entered into in the ordinary course of business) for the placement, distribution or sale of shares, units or other ownership interests of the Funds, including solicitation agreements and investor referral agreements (a “Distribution Agreement”);

            (iii)    any Contract for the provision of administrative services (including any middle or back office service agreements) which provides for amounts to be paid by the Company in excess of twenty-five thousand dollars ($25,000) per annum;

            (iv)    any Contract for the provision of clearing or custodial services;

            (v)      any Contract (other than clearing Contracts or similar Contracts) (A) relating to Indebtedness or (B) that is primarily a Contract of commitment or a guaranty with respect to Liabilities of any Person, in each case, other than the Company or the Funds, in an amount per annum, in the case of this clause (B), in excess of twenty-five thousand dollars ($25,000);

            (vi)        any joint venture, strategic alliance, distribution, partnership or similar Contract (other than this Agreement and the Ancillary Agreements) with any Person involving a sharing of profits or expenses or payments based on revenues, profits or assets under management of the Company;

            (vii)       any Contract relating to the acquisition or disposition of assets, other than assets of the Funds acquired or disposed of in the ordinary course of business or, in the case of an acquisition, any such acquisition that is not material to the Company;

            (viii)    any Contract limiting or restricting, or purporting to limit or restrict, any of the Company, VAM or the Sellers from competing, engaging in or conducting any line of business, including Contracts containing geographic restrictions, pricing restrictions, exclusivity provisions, provisions or agreements that govern prices charged to other clients for services, or provisions regarding priority with respect to the allocation of investment opportunities (in each case, other than Contracts containing standard “most favored nations” or similar clauses);

            (ix)      any Contract that requires the Company to (A) make earn-out payments or fulfill other similar contingent obligations, (B) make “clawback” payments or similar undertakings requiring the contribution, reimbursement or refund of any prior distribution, return of capital or fees (whether performance based or otherwise) paid to the Company, (C) co-invest with any other Person; (D) provide seed capital or similar investment capital or (E) to invest in any investment product (including, any such Contract requiring additional or “follow-on” capital contributions to the Funds);

            (x)      any Contract that contains “key person” provisions pertaining to employees of the Company, the Funds or VAM (with respect to its provision of services on behalf of the Funds), in the capacity required for the management of the Funds, other than as otherwise included in any Funds Operative Documents or any side letter or other agreements with Clients in the Funds not prescribed in the Funds Operative Documents;

            (xi)      any lease or license of real property to or from any third party to which the Company, VAM (with respect to any Fund) or any of the Funds is a party; and

            (xii)    any Contract pursuant to which the Company has Tax indemnity arrangements or any Contract regarding the filing of Tax Returns, relating to the sharing of Tax benefits or liabilities, or the allocation of Taxes (collectively, “Tax Sharing Agreements”).

  (b)      Section 5.9(b) of the Company Disclosure Letter sets forth, as of the date hereof, without including the identity of Clients, each such Client’s AUM in the Funds and a written summary of the following preferential terms granted to Funds Clients: (1) special management fees and/or performance allocations, (2) special withdrawal or redemption rights, (3) capacity rights, (4) designation rights regarding advisory boards or similar provisions, (5) anti-dilution rights or (6) special notice or reporting requirements.

  (c)      Each Material Contract is in full force and effect, is a legal and binding obligation of any of the Company, VAM (with respect to any Fund) or any of the Funds that are parties thereto and, to the Knowledge of the Sellers, each of the other parties thereto, in each case enforceable in accordance with its terms, except as may be affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or (ii) general equitable principles (including principles of reasonableness, good faith and fair dealing) regardless of whether enforcement is sought in equity or at law. The Company has previously made available to the Purchaser true, correct and complete copies of each of the written Material Contracts. Any of the Company, VAM (with respect to any Fund) or any of the Funds, that are party to any Material Contract, and, to the Knowledge of the Sellers, each of the other parties thereto have performed all obligations required to be performed by them to date thereunder, and no condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a breach or default (or has been alleged in writing to constitute a breach or default) by any of the Company, VAM or any of the Funds or, to the Knowledge of the Sellers, any other party thereto under, or result in a right of termination of (and no written notice to cancel or terminate any Material Contract has been received by the Company, VAM or any of the Funds), in each case, except where such breaches or defaults or cancellations or terminations would not have a Company Material Adverse Effect.

5.10    Litigation; Decrees.  There are no Actions pending or, to the Knowledge of the Sellers, threatened before any Governmental Authority brought by or against any of VAM, the Company, the Funds, any Company Benefit Plan or, to the Knowledge of the Sellers, any of their respective officers, directors, partners, employees, or agents in their capacities as such other than, in the case of Company Benefit Plans, routine claims for benefits in the ordinary course, in each case, except where the results of such actions would not have a Company Material Adverse Effect. With respect to any Company Benefit Plan, no facts or circumstances exist that would give rise to an Action other than routine claims for benefits in the ordinary course. There are no outstanding Orders against any of the Company, VAM, the Funds or any Company Benefit Plan. None of the Company, VAM, the Funds or any Company Benefit Plan is in default under, or has failed to comply with, any Order applicable to it.

5.11    Benefit Plans.

  (a)      Section 5.11(a) of the Company Disclosure Letter contains a true and complete list of each Benefit Plan under which (i) any current or former employee, director or consultant of the Company (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or (ii) the Company has had or has any present or future liability (other than liability relating to such Benefit Plan investing in any entity sponsored, maintained or managed by the Company or its Affiliates or otherwise being a Client of the Company or its Affiliates). All such Benefit Plans shall be collectively referred to as the “Company Benefit Plans”.

  (b)      With respect to each Company Benefit Plan the Company has made available to the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable;

(iii) any summary plan description; and (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, as applicable.

   (c)      (i) Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other Applicable Laws; (ii) each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its form’s qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; and (iii) the Company has not incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Company, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other Applicable Law.

   (d)      No Company Benefit Plan is subject to the funding requirements of Title IV of ERISA or is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company nor any member of its Controlled Group has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

   (e)      No Company Benefit Plan exists that, as a result of the execution of this Agreement and consummation of the transactions contemplated hereby, will (i) entitle any Company Employee to any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans, (iv) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

5.12    Corporate Records; Copies of Documents.  Complete copies of the record books since January 1, 2007 of the Company have been made available to the Purchaser.

5.13    Transactions with Interested Persons.  Other than as related to the provision of investment management services through the Company and VAM, since July 1, 2007, the Company is not and has not been a party to any material transaction or material Contract with any of the Sellers, any other member of the board of managers or comparable body, member, partner, officer or employee of the Company, any of the respective Immediate Family members of any of the foregoing Persons and, to the Knowledge of the Sellers, none of the foregoing Persons owns, directly or indirectly on an individual or joint basis, any interest (excluding passive investments in the shares of any enterprise which are publicly traded, provided such Person’s holdings therein, together with any holdings of such Person’s Immediate Family members, are less than five percent (5.0%) of the outstanding shares or comparable interest in such entity in the aggregate) in, or serves as an employee, independent contractor, officer, director, member, partner, or in another similar capacity of, any business sponsoring a fund or account that employs the Same or Similar Strategy, Funds Client of the Company or any of the Funds or any other Person which has or since July 1, 2007, has had a material Contract with the Company.

5.14    Intellectual Property.  The Company and/or VAM own or have the valid right to use all material Intellectual Property used in the Business as currently conducted. Such material Intellectual Property is, to the Knowledge of the Sellers, valid, unexpired, subsisting and enforceable. To the Knowledge of the Sellers, such material Intellectual Property is not being infringed, misappropriated or violated by any other Person. To the Knowledge of the Sellers, the conduct of the Business and the use by the Company of Intellectual Property do not and will not materially infringe, misappropriate, or violate the Intellectual Property of any other Person.

5.15    Brokers.  No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Company or VAM.

5.16    Insurance.  Section 5.16 of the Company Disclosure Letter sets forth, as of the date hereof, the amount and type of insurance coverage on VAM. Neither the Company nor VAM have received written notice of, and, to the Knowledge of the Sellers, there is no other threatened, termination of, or alteration of coverage under, any of such policies. There are no Claims pending under any of such policies as to which, to the Knowledge of the Sellers, coverage has been denied or disputed by the underwriters of such policies or, to the Knowledge of the Sellers, in respect of which such underwriters have reserved their rights.

5.17    Majority Sellers.Such Majority Seller has no current plan or intention to resign, retire or otherwise cease employment with VAM, or has any current plan or intention to resign as a member of the Company, in each case, within the next thirty-six (36) months.

ARTICLE VB

REPRESENTATIONS AND WARRANTIES OF MAJORITY SELLERS AS TO THE

INVESTMENT ADVISORY BUSINESS

Except as specifically contemplated by this Agreement or as set forth in the corresponding section of the Company Disclosure Letter, the Majority Sellers, jointly and severally, represent and warrant to the Purchaser that:

5B.1    Regulatory Reports, Registrations and Agreements.

   (a)      VAM is registered as an “investment adviser” under the Investment Advisers Act. The Company has made available to the Purchaser prior to the date of this Agreement a true and correct copy of the Form ADV (Part I and Part II) of VAM as in effect on the date of this Agreement. Each of the Company and its Affiliates that is required to be is, and at all times required by the Investment Advisers Act has been, duly registered as an investment adviser under the Investment Advisers Act. Each of the Company and its Affiliates that are required to be are, and at all times required by Applicable Law (other than the Investment

Advisers Act) has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business requires such registration, licensing or qualification. Section 5B.1(a) of the Company Disclosure Letter sets forth any of the Company and its Affiliates that is or has been an “investment adviser” within the meaning of the Investment Advisers Act.

   (b)      Each of the Company’s Affiliates that is registered as an investment adviser with the SEC has in effect, and at all times required by Applicable Law has had in effect (i) a written policy regarding insider trading and the protection of material non-public information, (ii) a written code of ethics, as required by Rule 204A-1 under the Investment Advisers Act, (iii) policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other third parties designed to assure compliance with Applicable Law (“Privacy Policies”), (iv) a proxy voting policy as required by Rule 206(4)-6 under the Investment Advisers Act, (v) policies and procedures with respect to business continuity plans in the event of business disruptions and (vi) all such other material policies and procedures required by Rule 206(4)-7 under the Investment Advisers Act (collectively, “Adviser Compliance Policies”), and has designated and approved a chief compliance officer in accordance with Rule 206(4)-7. Copies of all such Adviser Compliance Policies have been provided or made available to the Purchaser. All such Adviser Compliance Policies comply in all material respects with Applicable Law, including Sections 204A and 206 of the Investment Advisers Act, and there have been no violations or written allegations by any employee or client of the Company and its Affiliates or any Governmental Authority of violations of such Adviser Compliance Policies, other than violations or allegations which, if true, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

   (c)      Each of the Company and the Funds has complied in all material respects with all Applicable Law regarding the privacy of Clients, customers and other Persons and, to the extent required by Applicable Law, has established and complied with its Privacy Policies.

   (d)      VAM has adopted and implemented procedures or practices for the allocation of securities purchased for its clients that comply in all material respects with Applicable Laws.

   (e)      There are no contracts with any third party pursuant to which VAM or the Company has agreed to pay a portion of its management fees or incentive allocations received from the Funds to such third party.

   (f)      None of the Company, the Funds or VAM (with respect to any Fund) have entered into any placement agent agreements which grant any placement agent priority or exclusivity with respect to the placement of any equity interests in any of the Funds.

   (g)      The Company has made available to the Purchaser all Funds Operative Documents, other than any side letters or side agreements between a Fund and such Funds Clients.

   (h)      No Memorandum, as supplemented by additional disclosure as needed, at the time that it was used to offer interests in any Company Fund, failed to comply in all material respects with all Applicable Laws or contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made in such Memorandum not misleading in light of the circumstances under which such statements were made.

   (i)       Each Company Fund has been managed in all material respects in accordance with the description set forth in its Memorandum and governing documents.

   (j)       Each of the Company and its Affiliates, to the extent required by Applicable Law, has adopted and maintains a written anti-money laundering policy and customer identification program, and is in material compliance with Applicable Law relating to anti-money laundering.

   (k)      None of the Company, the Funds, or VAM or, to the Knowledge of the Sellers, any Person who is “associated with” VAM for purposes of the Investment Advisers Act is or has been, during the ten years prior to the date hereof, subject to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Investment Advisers Act or the subject of a disclosure obligation pursuant to Rule 206(4)-4(b) thereunder, and as of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Sellers, threatened that is reasonably likely to result in any such disqualification, denial, suspension, revocation or require such disclosure.

   (l)       There are no no-action letters or exemptive orders that have been issued to the Company, any of its Affiliates or any Company Fund by any Governmental Authority.

   (m)     None of the Company, the Funds or VAM (i) are required by Applicable Law to be, or to have been, registered, licensed or qualified as a broker or dealer in any jurisdiction, (ii) is or has been a member of the Financial Industry Regulatory Authority (“FINRA”) or (iii) is or has been a “broker” or ‘dealer’ within the meaning of the Exchange Act.

   (n)      None of the Company, the Funds or VAM (i) is required to be registered, licensed or qualified (or has obtained an exemption from such registration, licensing or qualification) as a commodity pool operator, futures commission merchant, commodity trading advisor, bank, trust company, real estate broker, insurance company or insurance broker under any Applicable Law or (ii) has received notice of any proceeding concerning any failure to obtain any commodity pool operator, futures commission merchant, commodity trading advisor, bank, trust company, real estate broker, insurance company or insurance broker license or qualification.

   (o)      Each of the Company, and VAM has complied with Applicable Law governing the receipt, use or provision of “brokerage and research services” (as such term is defined in Section 28(e) of the Exchange Act) through “soft dollar” arrangements or otherwise.

   (p)      All performance information provided, presented or made available by the Company, VAM or a Fund to any Client or potential client has complied in all material respects with Applicable Law. The Company and/or VAM maintains all documentation necessary to form the basis for, demonstrate or recreate the calculation of the performance or rate of return of the Funds (current and historical performance results) to the extent required by Applicable Law. Presentation of any investment performance of any Person at a firm other than the Company as the Company’s own investment performance has complied in all material respects with Applicable Law.

   (q)      None of the Company, VAM or any Fund is (i) subject to Section 15 of the Investment Company Act or (ii) registered or required to be registered under the Investment Company Act.

5B.2    Company Funds.

   (a)      Section 5B.2(a) of the Company Disclosure Letter contains a list of each Fund as of June 30, 2010 and sets forth (i) the amount of Assets Under Management as of June 30, 2010 in respect of each Fund and (ii) the amount of Assets Under Management as of June 30, 2010 with respect to each Fund (if any) that is not subject to management fees and/or incentive allocations. There are no capital commitments with respect to the Funds except as contemplated hereby.

   (b)      Section 5B.2(b) of the Company Disclosure Letter lists, as of the date hereof, each of the Investment Advisory Contracts with respect to any of the Funds. As to the Funds, there has been in full force and effect an Investment Advisory Contract at all times providing that VAM and/or the Company (or predecessors thereto) were performing such services for the Funds, and each such Investment Advisory Contract pursuant to which VAM and/or the Company has received compensation respecting its activities in connection with the Funds was duly approved in accordance with all Applicable Laws (as applicable to the Funds).

   (c)      None of the Company or VAM (or, in each case, any predecessors thereto) has at any time (i) sponsored any collective investment vehicles required to be registered as an investment company under the Investment Company Act, or (ii) provided Investment Management Services to or through any investment company registered, or required to be registered, under the Investment Company Act.

   (d)      Since their initial offering, the shares or other ownership interests of the Funds (as applicable) have been offered for sale pursuant to, and in compliance with, a private placement or similar exemption from registration under the securities Laws of each jurisdiction in which they have been sold or offered for sale and in all cases, not involving any public offering. All of the outstanding shares or other ownership interests of the Funds (as applicable) are duly authorized, validly issued, fully paid and non-assessable, and none of such shares or other ownership interests has been offered for sale or issued in violation of any Applicable Laws. The Funds are entities duly formed, validly existing and in good standing or subsisting, as applicable, in the jurisdiction of their organization and are duly qualified to do business under all Applicable Laws to own, operate and lease their properties and to carry on their businesses in the places and in the manner as now conducted, in each case other than failures which would not, individually or in the aggregate, have a Company Material Adverse Effect.

   (e)      Except as set forth in Schedule 5B.2(e), to the Knowledge of the Sellers, none of the Funds is an entity holding the assets of (i) an “Employee Benefit Plan” (as defined in Section 3(3) of ERISA which is subject to ERISA or (ii) a “Plan” (as defined in Section 4975(e)(1) of the Code which is subject to Section 4975 of the Code by reason of U.S.

Department of Labor Regulation 2510.3-101 or otherwise (e.g., an entity of which 25% or more of any class of equity securities is held by entities described in (i) or (ii) above).

   (f)      Each of the investments made by the Funds have been made in all material respects in accordance with its investment policies and restrictions set forth in the applicable Memorandum and Funds Operative Documents, to the extent applicable and in effect at the time such investments were made, and has been held in all material respects in accordance with its respective investment policies and restrictions, to the extent applicable and in effect at the time such investments were held.

   (g)    None of the Company or VAM or any Person who is an “affiliated person” (as such term is defined in the Investment Company Act) of the Company, the Funds or VAM receives or is entitled to receive any compensation directly or indirectly from the Funds or their security holders, other than such fees and other compensation as is described in the Memorandum for each Fund.

   (h)     To the extent the Funds have an administrator, prime broker, custodian or trustee, such Person is not an Affiliate of the Company or VAM.

   (i)      No material incentive fee or allocation revenue (which, for the avoidance of doubt, excludes management fees, placement fees or fees paid pursuant to advisory arrangements) attributable to the Funds is payable to any Person.

   (j)      No return of previously paid carry has been required with respect to the Funds or is reasonably likely based on current valuations.

   (k)     Section 5B.2(k) of the Company Disclosure Letter sets forth the current aggregate value of the Sellers’ investments in each of the Funds as of June 30, 2010 (both directly and indirectly through investments made by the Company, or otherwise).

   (l)      To the Knowledge of the Sellers, no Fund has investors which are in default under the terms of the governing documentation thereof or which are the subject of a pending default notice.

   (m)    No Company Account is the subject of any priority or exclusivity arrangements with respect to the allocation of investment opportunities contained in the governing documentation of any such Company Account or otherwise that would materially restrict the ability to allocate investment opportunities among such Company Accounts and the Funds.

5B.3    Licensure of Individuals.  All of the Sellers and any other officers and employees of the Company or VAM who are required by Applicable Law to be licensed or registered for the activities conducted by them in respect of the Company or the Funds are and at all times since January 1, 2007 (or such later time that such Persons began their association with the Company and its Affiliates), have been duly licensed or registered in each state or jurisdiction in which, and with each Governmental Authority with which, such licensing or registration is so required, other than with respect to such licenses or registrations for which the failure to obtain such licenses or registrations would not, individually or in the aggregate, have a Company Material

Adverse Effect. Each such registration or license is in full force and effect. Except as may be disclosed in Forms ADV filed by VAM prior to the date of this Agreement and set forth in Section 5B.3 of the Company Disclosure Letter, none of such Persons is, or, since January 1, 2007, has been, subject to any material disciplinary or other material regulatory compliance Action or material complaint by a Governmental Authority, Client or Funds Client or any material disciplinary action by the Company or any of its Affiliates.

ARTICLE VC

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE MAJORITY SELLERS

Except as specifically contemplated by this Agreement or as set forth in the corresponding section of the Company Disclosure Letter, the Majority Sellers, jointly and severally, represent and warrant to the Purchaser that:

5C.1    Additional Representations and Warranties of the Majority Sellers.  VAM has claimed an exemption from registration as a commodity pool operator with respect to the operation of Viridian Fund, Ltd. and Viridian, Ltd., and the Company has claimed an exemption from registration as a commodity pool operator with respect to the operation of Viridian Fund, LP, in each case, under CFTC Rule 4.13(a)(4), and have operated the Funds pursuant to, and in compliance with, that Rule since such Funds commenced operation.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as specifically contemplated by this Agreement or as set forth in the corresponding section of the Purchaser Disclosure Letter, the Purchaser represents and warrants to the Sellers that:

6.1      Organization; Authority; No Approvals; No Conflict; No Consent; Authorizations; Ownership Interests.

  (a)      The Parent, the Purchaser and each other Subsidiary of the Parent have been duly incorporated or formed and are validly existing and in good standing (to the extent such concept exists) under the Laws of their respective jurisdictions of incorporation or organization. Where applicable, each of the Parent, the Purchaser and each other Subsidiary of the Parent is duly qualified or licensed as a foreign corporation, partnership or other entity to do business and is in good standing (to the extent such concept exists) in each jurisdiction in which the nature of its business or properties makes such qualification or license necessary, and each of the Parent, the Purchaser and each other Subsidiary of the Parent has full power and authority necessary to own all of its properties and assets and to carry on its business as it is now being conducted, except where failure to be so qualified, licensed or in good standing or to have such power or authority (as applicable) would not have a Purchaser Material Adverse Effect.

  (b)      Each of the Parent and the Purchaser has full right, authority and power under its respective Organizational Documents to execute and deliver this Agreement and to issue the Equity Interests and the Parent Equity Interests, as applicable, to perform its obligations hereunder and under the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Parent and the Purchaser of this Agreement and the issuance of the Equity Interests and the Parent Equity Interests, the performance by each of the Parent and the Purchaser of its respective obligations hereunder and under the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, if any, of the Parent and the Purchaser and no other action on the part of the Parent or the Purchaser is required in connection herewith or therewith.

   (c)      This Agreement and each Ancillary Agreement to which the Parent and/or the Purchaser is a party have been, or at the Closing will be, duly and validly executed and delivered by the Parent and/or the Purchaser (as applicable) and, assuming the due and valid execution and delivery hereof and thereof by each of the other parties hereto and thereto, constitute or will, at the Closing, constitute legal, valid and binding obligations of the Parent and/or the Purchaser (as applicable) enforceable against each in accordance with their terms, except as may be affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or (ii) general equitable principles (including principles of reasonableness, good faith and fair dealing) regardless of whether enforcement is sought in equity or at law.

   (d)      The execution and delivery of this Agreement and the Ancillary Agreements by the Parent or the Purchaser, the issuance of the Equity Interests by the Purchaser, the issuance of the Parent Equity Interests by the Parent, and the terms of the Equity Interests and the Parent Equity Interests do not, and the consummation of the transactions contemplated hereby and by the Ancillary Agreements, and the performance of the obligations which the Parent and/or the Purchaser are obligated to perform or cause to be performed hereunder or thereunder will not: (i) violate any provision of the Organizational Documents of the Parent or the Purchaser; or (ii) assuming that all of the Consents or registrations with, and notices to, each Governmental Authority referred to in Section 6.1(e) of the Purchaser Disclosure Letter, all Purchaser Third Party Consents, and all other Consents have been obtained or, in the case of filings, registrations and notices, made, (A) conflict with or violate any Applicable Law, (B) require the consent of or other action by any Person under, violate, result in the termination or acceleration of or of any right under, give rise to or modify any right or obligation under (whether or not in combination with any other event or circumstance), or conflict with, breach or constitute a default under (in each case with or without notice, the passage of time or both), any Contract to which the Parent, the Purchaser or any other Subsidiary of the Parent is a party or by which any of their respective properties or other assets is bound or (C) result in the creation of any Claim on any of the equity, assets or properties of the Parent or the Purchaser, except, in each case, for any such conflict, violation, termination, acceleration, default or Claim as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

   (e)      All Governmental Approvals required for the execution and delivery by the Parent and the Purchaser of this Agreement and the Ancillary Agreements, the performance by them of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, have been or, at the Closing, will have been obtained or made.

 (f)      All consents (including the Funds Consents), authorizations, approvals or waivers from or notices to any party (other than a Governmental Authority) to any material Contract (collectively, the “Purchaser Third Party Consents”, and together with the Company Third Party Consents, the “Third Party Consents”) to which the Parent or the Purchaser is a party or by which any of their respective properties are bound which is required for the execution and delivery of this Agreement and the Ancillary Agreements, the issuance of the Equity Interests or the Parent Equity Interests and the performance by them of their respective obligations hereunder and under the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been obtained or made.

 (g)      All outstanding ownership interests in the Parent, the Purchaser and each other Subsidiary of the Parent have been duly authorized and issued in accordance with its respective Organizational Documents, are fully paid and non-assessable (to the extent such concepts apply to limited partnership interests), were issued in compliance with all applicable securities laws and have not been issued in violation of any Equity Rights. Except as expressly granted pursuant to this Agreement and as set forth in Section 6.1(g) of the Purchaser Disclosure Letter, there are no outstanding Equity Rights with respect to the Purchaser or the Parent, and neither the Parent, the Purchaser nor any other Subsidiary of the Parent is a party to any Contract obligating the Parent, the Purchaser or any other Subsidiary of the Parent to issue, grant, adopt or enter into any Equity Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the shares of common stock, partnership interest or other equity interests of the Parent, the Purchaser or any other Subsidiary of the Parent.

 (h)      The Equity Interests and the Parent Equity Interests have been duly authorized and, when issued and paid for in accordance with this Agreement and the Exchange Agreement, as applicable, will be duly and validly issued, fully paid and nonassessable (to the extent such concepts apply to limited partnership interests), and free and clear of all Claims (other than those contained in this Agreement, the Exchange Agreement, the Organizational Documents of the Parent or the Purchaser, as applicable, the Securities Act or applicable state securities laws). As of Closing, the Purchaser will have reserved from its duly authorized securities all of the Equity Interests and the Parent will have reserved from its duly authorized securities all of the Parent Equity Interests.

6.2    Parent Entities.  Section 6.2 of the Purchaser Disclosure Letter sets forth a correct and complete list of each Subsidiary of the Parent, together with the type of entity and jurisdiction of organization of each such Subsidiary of the Parent.

6.3    Brokers.  No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent, the Purchaser or any other Subsidiary of the Parent.

6.4    Litigation.  There are no Actions pending, or to the Knowledge of the Purchaser, threatened before any Governmental Authority brought by or against the Parent, Aveon Holdings I GP Inc., the Purchaser or any other Subsidiary of the Parent. There are no outstanding Orders against the Parent, the Purchaser or any other Subsidiary of the Parent.

6.5    Aveon Equity Interests.

(a)      The Purchaser will acquire the Aveon Equity Interests for investment and not with a view to distributing all or any part thereof in any transaction which would constitute a “distribution” within the meaning of the Securities Act. The Purchaser acknowledges that the Aveon Equity Interests have not been registered under the Securities Act or any state securities laws and that the Company is under no obligation to file a registration statement with the SEC with respect to the Aveon Equity Interests.

(b)      As of the Closing, the Purchaser will be an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Purchaser is able to bear the complete loss of its investment in the Aveon Equity Interests and has had the opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of the offering of the Aveon Equity Interests and to obtain additional information.

(c)      The Purchaser understands that no public market now exists for the Aveon Equity Interests, and that the Company has made no assurances that a public market will ever exist for the Aveon Equity Interests.

6.6    Licenses, Permits and Authorizations.

(a)      The operations of the Purchaser, the Parent and their respective Subsidiaries are being and have been conducted in compliance in all material respects with all Applicable Laws, and to the Knowledge of the Purchaser, none of the Purchaser, Aveon Holdings I GP Inc., the Parent or their respective Subsidiaries has been formally charged or is or has been under formal investigation with respect to any material violations of any Applicable Laws. The Purchaser, the Parent and their respective Subsidiaries hold all material Permits of each Governmental Authority which are necessary for the operation of their respective businesses (as contemplated hereby and/or by the Registration Statement) except where a failure to have such Permit(s) would not have a Purchaser Material Adverse Effect. To the Knowledge of the Purchaser, such Permits are valid and in full force and effect, and to the Knowledge of the Purchaser, no condition exists that with notice or lapse of time or both would constitute a default under any such Permits. To the Knowledge of the Purchaser, none of such Permits will be terminated or become terminable, in whole or in part, as a result of the transactions contemplated hereby. None of the Purchaser, Aveon Holdings I GP Inc., the Parent or any of their respective Subsidiaries has received any written or, to the Knowledge of the Purchaser, oral notification from any Governmental Authority asserting that such Person is not in compliance in any material respect with any of the Applicable Laws that such Governmental Authority enforces or that such Governmental Authority intends to revoke or suspend any Permit necessary for the operation of such Person’s business (as contemplated hereby and/or by the Registration Statement).

(b)      Without limiting the generality of the foregoing:

   (i)      None of the Purchaser, the Parent or any of their respective Subsidiaries is subject to Section 15 of the Investment Company Act or registered or required to be registered under the Investment Company Act, or will become subject to Section 15 of the Investment Company Act and/or required to register under the Investment Company Act in connection with any of the activities contemplated by the Registration Statement.

   (ii)     None of the Purchaser, the Parent or any of their respective Subsidiaries is required to be registered, licensed or qualified as a commodity pool operator, futures commission merchant, commodity trading advisor, introducing broker and/or member of National Futures Association (or has obtained an exemption from such registration, licensing or qualification), or will be required to be so registered, licensed or qualified in connection with any of the activities contemplated by the Registration Statement.

6.7    Other Purchase Agreements.  The Purchaser has entered into the Other Purchase Agreements with the Manager Affiliates, and Section 6.7 of the Purchaser Disclosure Letter sets forth each such Other Purchase Agreement. Other than the Other Purchase Agreements set forth on Section 6.7 of the Purchaser Disclosure Letter, the Purchaser is not a party to any material Contract or arrangement with any third party. Each Other Purchase Agreement is in full force and effect, is a legal and binding obligation of the Purchaser that is party thereto and, to the Knowledge of the Purchaser, each of the other parties thereto, in each case enforceable in accordance with its terms, except as may be affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or (ii) general equitable principles (including principles of reasonableness, good faith and fair dealing) regardless of whether enforcement is sought in equity or at law. The Purchaser, and, to the Knowledge of the Purchaser, each of the other parties to the Other Purchase Agreements have performed in all material respects all obligations required to be performed by them to date thereunder, and no condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a breach or default (or has been alleged in writing) by the Purchaser or, to the Knowledge of the Purchaser, any other party thereto under, or result in a right of termination of (and no written notice of any intent to cancel or terminate any Other Purchase Agreement has been received by the Purchaser), or give rise to any right to accelerate or otherwise modify any other right or obligation under, any Other Purchase Agreement, in each case, except where such breaches, defaults, cancellations or terminations would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

6.8    Taxes.  The Parent, the Purchaser and each other Subsidiary of the Parent has timely filed all income and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects and all material Taxes shown to be due on such Tax Returns have been timely paid.

6.9    Indebtedness.  The Purchaser has no material indebtedness due and outstanding, and the Purchaser has timely satisfied and/or paid all of its indebtedness.

ARTICLE VII

COVENANTS

7.1    Public Announcements.  Upon execution and delivery of this Agreement, except as required by Applicable Law or the rules of any securities exchange on which the securities of the Purchaser or any of its Affiliates are or are to be listed or traded (in each case, upon advice of outside legal counsel), no news release or other public announcement pertaining to this Agreement or the transactions contemplated by this Agreement or any other announcement or communication to any Funds Client or any investors, customers, members (other than the Sellers), or employees of the Funds, the Company, VAM or their Affiliates (other than communications in connection with the IPO or the marketing and business activities of the Purchaser and/or the Parent, including as permitted under Section 9.4(c) of the Amended LLC Agreement), shall be made or issued by or on behalf of any of the Purchaser, the Sellers, VAM, the Company or any of their respective Affiliates without the prior written approval of the Purchaser and the Company and Christopher Zuech or Christopher Nygaard or Andrew Gilbert.

7.2    Reasonable Efforts; Further Assurances.  Each of the Parties shall cooperate with the other Parties, and execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as may reasonably be required or desirable, or requested to be taken by the other Parties hereto, from time to time, including from and after the Closing Date, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, each of the (a) Sellers and the Company, with respect to Sections 8.1 and 8.2, and (b) the Purchaser, with respect to Sections 8.1 and 8.3, shall use commercially reasonable efforts to cause the respective conditions set forth in Article VIII to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article VIII (other than those to be satisfied at the Closing itself).

7.3    Consents.

(a)      The Sellers, the Company and the Purchaser shall, and the Sellers shall cause VAM and its Subsidiaries to, cooperate with one another (i) in determining whether any material Consents are required, including material Consents of any Governmental Authority or Contract counterparty and (ii) in taking such actions as may be reasonably required in connection therewith and seeking timely to obtain any such Consents. In addition, each of the Sellers and the Company shall, and shall cause each of their respective Affiliates to, use their respective commercially reasonable efforts to obtain each of the Required Consents; provided that such efforts shall not include any requirement that a Seller, the Company, the Purchaser or any of their respective Affiliates expend money (other than expenses incurred in the ordinary course of business), commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

(b)      In furtherance of, and without limiting, Section 7.3(a), as soon as practicable following the date hereof, the Company will send, to the extent necessary, a written notice in form and substance reasonably satisfactory to the Purchaser and will take such other reasonable actions to comply with, or as may be reasonably necessary under, Applicable Law, the Fund Operative Documents or the terms of the applicable Investment Advisory Contracts, to inform each Fund of the transactions contemplated hereby and, only to the extent required, solicit the Funds Consents in writing or pursuant to other effective means, and, to the extent necessary will promptly take such other reasonable action required to obtain the Funds Consents and to approve the assignment and continuation, as appropriate, of such Fund’s Investment Advisory Contract after the Closing in the manner contemplated hereby, and, to the extent necessary, to approve such other matters as may be required so that, immediately following the Closing, the Company may be able to provide Investment Management Services consistent with past practice.

7.4    Purchaser Access; Confidentiality.

(a)      Without the prior written consent of Christopher Zuech or Christopher Nygaard or Andrew Gilbert, neither the Purchaser nor any of its representatives shall contact or attempt to contact any employee (other than a Seller or representative of the Company, the Funds or VAM (other than accountants or attorneys), or access or attempt to access any premise or property, of the Company, VAM or the Funds.

(b)      The Parties hereby agree to be bound, mutatis mutandis, by the terms and conditions of any Confidentiality Agreements between the Parties hereto, as if such Parties were an original party thereto. The Parties acknowledge that the information being provided to each Party, respectively, is in connection with the consummation of the transactions contemplated by this Agreement, the Ancillary Agreements and other Contracts contemplated hereby and is subject to the terms of such Confidentiality Agreements, the terms of which are incorporated herein by reference and shall continue in full force and effect and survive the Closing; provided, however, that, without limiting any of the terms set forth in Sections 7.1 or 7.4, any terms set forth in the Confidentiality Agreement relating to the disclosure of information about or relating to the transactions contemplated by this Agreement shall not survive after the Closing Date and shall be null and void and of no further force or effect. Subject to the other provisions of this Section 7.4(b), if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreements shall nonetheless continue in full force and effect in accordance with their terms.

(c)      Subject to the provisions of Section 7.4(b), each of the Parties acknowledges that he or it remains bound by certain Confidentiality Agreements, between the Purchaser and VAM, dated on about June 2, 2010 (the “Confidentiality Agreements”).

7.5    No Solicitation of Alternative Transactions.  From the date hereof through the earliest of (i) October 31, 2010, (ii) the Closing Date and (iii) the termination of this Agreement pursuant to Section 11.1 hereof, without the prior consent of the Purchaser, none of the Sellers or the Company or any of their respective representatives or advisors, shall, directly or indirectly, through an agent or otherwise, except as contemplated by this Agreement, solicit, initiate or entertain the submission of proposals or offers from any Person relating to any acquisition or purchase of all or substantially all of the assets of, or any equity interest in, the Company, or any merger, consolidation, business combination, sale of substantial assets or of a substantial amount of assets, sale of securities, liquidation, dissolution or similar transactions involving the

Company, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other Person in connection with any of the foregoing any nonpublic information with respect to the Company’s or any of the Fund’s business, properties or assets.

7.6    Noncompetition.

(a)      During the period commencing on the date hereof and ending on the earliest of: (i) the fifth anniversary of the date of termination of the Admission Letter or any IMA for IMA Cause, (ii) the date of termination of the Admission Letter by the Company for any reason other than for IMA Cause, (iii) the date of termination of this Agreement for any reason pursuant to Section 11.1, (iv) the date on which the aggregate amount of Assets Under Management in respect of the Funds equals or exceeds one billion dollars ($1,000,000,000) (the “Funds Capacity Benchmark”), or (v) the date any IMA is terminated for any reason other than IMA Cause (such period of time, the “Non-compete Period”), each of Christopher Nygaard and Andrew Gilbert (the “Majority Sellers”) shall not, directly or indirectly, and each Majority Seller shall cause VAM (for so long as he is employed by VAM) not to, without the prior written consent of the Purchaser (which consent may be withheld in the Purchaser’s sole and absolute discretion), other than on behalf of the Funds or as otherwise provided herein:

  (i)       engage, either directly or indirectly, as a principal, employee or for its own account or solely or jointly with others, in any business sponsoring a fund or account that employs the Same or Similar Strategy;

  (ii)      make any material investment in (other than passively owning less than one percent (1%) of the publicly traded shares of any entity), or otherwise provide material financial assistance to, any business sponsoring a fund or account that employs the Same or Similar Strategy.

  (iii)     solicit for hire or hire, or solicit for hire or hire on behalf of any third party, any individual who is or has been a management employee of the Company, VAM or any of their present or future Subsidiaries, unless and until such management employee has not been an employee of any of the Company, VAM and their respective Subsidiaries for at least 12 months.

As used herein, “Same or Similar Strategy” means any investment strategy traded pari passu with the Funds or that produces a portfolio that has a 66% or greater proportional overlap (taking into account the relative size of the funds or accounts) in positions or accounts with the Funds. This Section 7.6(a) and the Non-compete Period shall terminate and be of no force and effect, (i) if a Release Event as described in clause (b) of the definition thereof occurs and, as a result of such Release Event, the Funds resolve to liquidate, dissolve and wind up (excluding, for the avoidance of doubt, any such resolution caused by the direct or indirect action or omission on the part of the Company, VAM or any entity controlled by them, including poor investment performance); (ii) with respect to a Majority Seller, upon termination without Cause; or (iii) if a Release Event as described in clause (c) of the definition thereof occurs.

 (b)      Unless the Company terminates a particular Majority Seller or VAM as a member of the Company without Cause, during the Non-compete Period, each Majority Seller shall not, and shall cause VAM and any other entity controlled by such Majority Seller not to, without the prior written consent of the Purchaser (which consent may be withheld in the Purchaser’s sole and absolute discretion), solicit or encourage any investor in any of the Funds as of the first date the Funds Capacity Benchmark is met (the “Benchmark Date”) to be an investor in any other fund or similar vehicle employing a Same or Similar Strategy and sponsored by or affiliated with such Majority Seller unless such investor remains an investor in such Fund in an amount no less than the amount invested as of the Benchmark Date. For the avoidance of doubt, for purposes of this Section 7.6(b), any investor who voluntarily withdraws from a Fund without any inducement by VAM shall not be deemed to have been solicited or encouraged by VAM or any Majority Seller.

(c)      In the event the Funds (on a combined basis) reach the Funds Capacity Benchmark, for so long as Purchaser remains a member of the Company and all IMAs remain in full force and effect, to the extent VAM creates or manages a fund or similar investment vehicle with a Same or Similar Strategy (a “New Similar Fund”) and the AUM in the 450 Tranche or the 50 Tranche (the 450 Tranche together with the 50 Tranche, the “Viridian Tranches”) as of the beginning of any calendar quarter is less than the maximum amount of AUM includible in the applicable Viridian Tranches, VAM shall, and the Majority Sellers shall cause VAM to, pay to the Purchaser any portion of the management fees and incentive allocation or fees received by VAM with respect to such New Similar Fund that would otherwise have been due to the Purchaser pursuant to the Amended LLC Agreement in respect of any such AUM (in an aggregate amount not to exceed the maximum amount includible in such Viridian Tranches) that would have otherwise been included in the calculation of the applicable Viridian Tranches had the New Similar Fund been a Fund at the time of the calculation of the applicable Viridian Tranches.

(d)      The Purchaser hereby acknowledges and agrees that (i) VAM advises, and shall continue to advise following the Closing, separately managed accounts and funds that do not employ the Same or Similar Strategy, (ii) each Majority Seller and VAM may, at any time and from time to time, create or sponsor new funds or amounts that do not employ the Same or Similar Strategy, (iii) this Section 7.6 shall not apply to, and shall not prevent the operation of, any of the following funds: Celadon Commodities, Ltd, Celadon Commodities Fund, Ltd, Celadon Commodities Fund, LP, Crimson Physical Commodities, Ltd, Crimson Physical Commodities Fund, Ltd, Crimson Physical Commodities Fund, LP, Indigo Opportunities, Ltd, Indigo Opportunities Fund, Ltd and Indigo Opportunities Fund, LP, and (iv) VAM may, at any time and from time to time, dissolve any of these funds (including the funds set forth in Section 7.6(d)(iii)) or accounts.

(e)      The Purchaser hereby consents to, after the Closing, VAM utilizing a Same or Similar Strategy in advising separately managed accounts that have an initial investment of more than twenty-five million dollars ($25,000,000) (and, for avoidance of doubt, in calculating the initial investment for such separately managed account VAM cannot aggregate separately managed accounts of multiple investors investing less than twenty-five million dollars ($25,000,000); provided, however, that:

  (i)    each Majority Seller, VAM and their Affiliates shall not solicit, or in any manner encourage, any investor that qualifies to be an investor in any Fund to invest in a separately managed account;

  (ii)     in all cases, such separately managed accounts shall not be included in the calculation of the Funds Capacity Benchmark; and

  (iii)    so long as the Funds, collectively, have not achieved the maximum amount includable in Total Tranche AUM (the “Maximum AUM Amount”), the Funds shall remain open to additional investors and to new investments.

If any Fund is closed to new investors, or is no longer accepting new investments after the Funds, collectively, have achieved the Maximum AUM Amount, then the Majority Sellers shall cause VAM not to accept or advise newly created separately managed accounts of any kind (but may accept additional managed account investments by existing separately managed account clients in existing separately managed accounts).

(f)      Upon the liquidation, dissolution or winding up of a Fund as a result of a decision by any Majority Seller to retire, or if a Majority Seller otherwise decides to cease to be actively engaged in managing the operations of VAM or the Funds, each Majority Seller agrees that if, within five (5) years of the date of such Majority Seller’s retirement or disengagement of active management, he subsequently engages, either directly or indirectly, as a principal, employee or for his own account or solely or jointly with others, or organizes or otherwise advises, for his own account or for others another fund or investment vehicle or account with a Same or Similar Strategy, the Purchaser will be granted the same voting, economic and other rights flowing from such other fund or investment vehicle or account as though it was the Funds. For the avoidance of doubt, if either Majority Seller is terminated without Cause, retires or otherwise decides to cease to be actively engaged in managing the operations of VAM or the Funds and the Funds nevertheless continue to operate, neither Section 7.6(a) nor this Section 7.6(f) shall apply to such Majority Seller.

(g)      For the avoidance of doubt, if either Majority Seller is terminated with “cause” as defined as of the date hereof in the Organizational Documents of VAM, then the restrictive covenants set forth in the Organizational Documents of VAM, as in effect as of the date hereof, shall apply to such Majority Seller and not the provisions of Section 7.6(a).

(h)      If any provision contained in this Section 7.6 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. The Majority Sellers acknowledge that the Purchaser would be irreparably harmed by any such breach of this Section and that there would be no adequate remedy at law or in damages to compensate the Purchaser for any such breach. The Majority Sellers agree that the Purchaser shall be entitled to injunctive relief requiring specific performance by the Majority Sellers of this Section, and the Majority Sellers consent to the entry thereof.

(i)     The Parties agree that no portion of the consideration payable to the Sellers pursuant to this Agreement shall be allocated for federal, state or local income tax purposes to the covenants set forth in this Section 7.6 or Section 7.5.

7.7    Conduct of Business Pending the Closing Date.

(a)    Seller Covenants.  Each of the Sellers agree that, after the date hereof and prior to the Closing or earlier termination hereof, unless specifically provided for herein, in Section 7.7(a) of the Company Disclosure Letter, pursuant to the prior written consent of the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed) or as a result of or in connection with the dissolution of any Fund, each of the Sellers and the Company will and, where specified, will cause the Funds to:

(i)       cause the Business to be conducted only in the ordinary course consistent with past practice in material compliance with Applicable Law;

(ii)      prevent any change in the authorized, issued or outstanding interests of the Company;

(iii)     not prevent the payment of any carried interest or return of capital or other distributions owed or payable to the Company;

(iv)     use their commercially reasonable efforts to preserve the business organization and structure of the Company, the Funds and VAM;

(v)      consistent with past practice, maintain all assets owned, leased or regularly used by the Company;

(vi)     refrain from, in a single transaction or a series of related transactions, selling, leasing, pledging, encumbering or otherwise disposing of, or agreeing to sell (or engage in a sale-leaseback), lease (whether such lease is an operating or capital lease), pledge, encumber or otherwise dispose of, any of the material assets of the Business, other than in the ordinary course of business consistent with past practice; and

(vii)    refrain from authorizing any of, or committing or agreeing to take any of, the foregoing actions.

(b)    Purchaser Covenants. The Purchaser agrees that, after the date hereof and prior to the Closing or earlier termination hereof, unless specifically provided for herein, in Section 7.7(b) of the Parent Disclosure Letter, or pursuant to the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), the Purchaser will and, where appropriate, will cause its Affiliates to:

(i)      cause the businesses of the Parent, the Purchaser and their Affiliates to be conducted in the ordinary course consistent with the descriptions thereof set forth in the Registration Statement and in material compliance with Applicable Law except where the failure to be in compliance would not have a Purchaser Material Adverse Effect;

(ii)     prevent any change to the Organizational Documents of the Purchaser or the Parent which would be adverse to the Company, any of its Affiliates, VAM or any of the Sellers;

(iii)    prevent any change in the authorized, issued or outstanding interests of the Purchaser (other than changes to such interests of the Purchaser’s resulting solely from the issuance or redemption of such securities by the Purchaser or a wholly-owned Subsidiary of the Purchaser) which would be adverse to the Company, any of its Affiliates, VAM or any of the Sellers;

(iv)    except as (x) as contemplated by this Agreement or (y) as required by Applicable Law, refrain from entering into any new, or amending any existing equity incentive plan or stock appreciation, phantom stock, profit participation or similar plan; and

(v)     refrain from authorizing any of, or committing or agreeing to take any of, the foregoing actions.

7.8    Additional Investment Right.  The Sellers and Company agree that, after the date hereof, the Purchaser and its Affiliates shall have the right (in the Purchaser’s sole and absolute discretion) to invest in the Funds, directly or indirectly, in the ordinary course of business and subject to the Funds’ existing fees, terms and conditions, for so long as the Funds are open for investment, in an amount not to exceed one hundred fifty million dollars ($150,000,000) in the aggregate, fifteen million dollars ($15,000,000) of which shall be invested pursuant to Section 2.1(b).

7.9    Regulatory Status.

(a)    The Purchaser agrees that, after the date hereof and following the Closing, the Purchaser will refrain, and will cause the Parent, the Composite Fund and their respective Affiliates to refrain, from any action which has or would have the effect of:

(i)     Rendering any Company Fund and/or any investment vehicle for which VAM or the Company acts as (i) general partner, adviser, trustee, manager or managing member (or in a similar capacity) or (ii) investment adviser or investment manager (or in a similar capacity) unable to rely upon the exemption set forth in Rule 506 of Regulation D under the Securities Act or any other private placement or similar exemption from registration under the securities Laws of each applicable jurisdiction with respect to the offer and sale of its equity interests;

(ii)    Requiring the Company, VAM, any Company Fund and/or any investment vehicle for which VAM or the Company acts as (i) general partner, adviser,

trustee or managing member (or in a similar capacity) or (ii) investment adviser or investment manager (or in a similar capacity), to register (x) under the Investment Company Act, (y) as a commodity pool operator or commodity trading advisor, or (z) as a broker or dealer under the Exchange Act or other Applicable Law in any jurisdiction; or

  (iii)    Rendering any Company Account and/or any investment vehicle for which VAM or the Company acts as an investment adviser or investment manager (or in a similar capacity) or any offer or issuance of equity interests in any of the foregoing, to be in violation of any securities or other Laws.

  (b)    For the avoidance of doubt, any change in Law or any action on the part of any Seller or VAM that, without any further action by the Purchaser, the Parent or any of their Affiliates, causes the Company, VAM, any Company Fund and/or any investment vehicle for which the Company acts as (i) general partner, adviser, trustee or managing member (or in a similar capacity) or (ii) investment adviser or investment manager (or in a similar capacity) to register (x) under the Investment Company Act, (y) as a commodity pool operator or commodity trading advisor, or (z) as a broker or dealer under the Exchange Act or other Applicable Law in any jurisdiction, or renders any Company Fund and/or any investment vehicle for which the Company acts as (i) general partner, adviser, trustee, manager or managing member (or in a similar capacity) or (ii) investment adviser or investment manager (or in a similar capacity) unable to rely upon the exemption set forth in Rule 506 of Regulation D under the Securities Act or any other private placement or similar exemption from registration under the securities Laws of each applicable jurisdiction with respect to the offer and sale of its equity interests, will not be deemed for purposes of this Section 7.9 as an action by the Purchaser, the Parent, the Composite Fund or any of their respective Affiliates.

7.10    Notification.

  (a)    The Sellers shall deliver the Company Disclosure Letter to the Purchaser within twenty (20) days after the date of this Agreement. If any disclosures in the Company Disclosure Letter constitute or disclose circumstances, facts or events that give rise to a Company Material Adverse Effect, the Purchaser shall be entitled to terminate this Agreement by giving written notice of termination to the Sellers within ten (10) days after the delivery of the Company Disclosure Letter; provided, however, that the Purchaser acknowledges and agrees that, to the extent the Purchaser, the Parent or any of their Affiliates, advisors or representatives knew or otherwise has information that any representation and warranty which is qualified by the Company Disclosure Letter is inaccurate or untrue, the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 7.10(a) or otherwise and the Purchaser shall not have any claim (whether by indemnification or otherwise) against the Company or any of the Sellers for any such inaccuracy. If the Purchaser fails to deliver such termination notice, the Purchaser shall be deemed to have waived its right to terminate this Agreement under this Section 7.10(a) and to have accepted the Company Disclosure Letter.

  (b)    Following the date of delivery of the Company Disclosure Letter until the Closing Date, the Company shall disclose to the Purchaser in writing (in the form of an updated Company Disclosure Letter) any material variances from the representations and warranties contained in Articles V, VB and VC, as applicable, and of any other fact or event that would cause or constitute a breach of the covenants in this Agreement made by the Company or the Sellers, in each case, if such material variance arises out of facts or conditions first arising after the date of delivery of the Company Disclosure Letter pursuant to Section 7.10(a). Such disclosures shall amend and supplement the Company Disclosure Letter delivered pursuant to Section 7.10(a). Notwithstanding any provisions in this Agreement to the contrary, unless the Purchaser provides the Company with a termination notice within five days after delivery by the Company of an updated Company Disclosure Letter pursuant to this Section 7.10(b) (which notice may only be delivered if the Purchaser is entitled to terminate the Agreement pursuant to Section 11.1), the Purchaser shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 8.2(a) and to have accepted the updated Company Disclosure Letter. The delivery of any such updated Company Disclosure Letter will be deemed to have cured any misrepresentation or breach of representation or warranty that otherwise might have existed hereunder by reason of such variance or inaccuracy relating to any fact, condition or occurrence in existence prior to the date of this Agreement and the Purchaser shall not have any claim (whether for indemnification or otherwise) against the Company or any of the Sellers for any such variance or inaccuracy.

7.11    Registration Statement on Form S-1.

  (a)    Neither the SEC Registration Statement on Form S-1 in connection with the IPO (the “Registration Statement”) nor any other registration statement, report, proxy statement or response to a comment letter filed or furnished by the Parent with or to the SEC shall disclose any information about the Sellers, VAM or the Funds without the prior written consent of VAM, except to the extent, upon the advice of outside legal counsel, required by federal securities laws or consistent in form, placement and substance with prior public disclosure which has been approved by VAM; provided, however, that not less than four (4) Business Days, or such earlier period of time as agreed to by the Parties, prior to filing or furnishing the Registration Statement or any such other registration statement, report, proxy statement or response to a comment letter containing such required disclosure regarding the Sellers, VAM or the Funds with or to the SEC, the Purchaser shall furnish to the Sellers and its designated counsel for review and comment copies of such proposed required disclosure regarding the Sellers, VAM and the Funds and the Purchaser shall cause the Parent not to file or furnish any such information with or to the SEC to the extent the Sellers or its designated counsel reasonably object to such required disclosure regarding the Sellers, VAM or the Funds.

  (b)    The Purchaser shall promptly furnish to Christopher Zuech, Christopher Nygaard or Andrew Gilbert and their designated counsel a copy of (i) any comment letter received from the SEC regarding the Registration Statement and the Company, VAM or any of the Funds and (ii) any written document or information filed with, or furnished to, the SEC which is related to the Company, VAM or any of the Funds.

7.12    Tax Structure.  Following the date of this Agreement, the Purchaser, the Company and the Majority Sellers shall mutually cooperate to agree on a structure that optimizes the tax treatment of the transactions contemplated hereby for the Parties.

ARTICLE VIII

CONDITIONS TO THE CLOSING

8.1    Conditions to Obligations of Each Party.  The respective obligations of the Purchaser, the Sellers and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by the Purchaser (on behalf of itself) and the Sellers (on behalf of themselves and the Company) as of the Closing of the following conditions:

(a)    No Injunction.  At the Closing Date, there shall be no (i) injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction in effect that restrains or prohibits the consummation of the transactions contemplated hereby or (ii) pending Action which seeks to restrain or prohibit the consummation of the other transactions contemplated hereby.

(b)    Regulatory Authorizations.  All Governmental Approvals required for the execution and delivery of this Agreement and the Ancillary Agreements by the Company, the Sellers and the Purchaser and any of their respective Affiliates party thereto, for the performance by any of them of their respective obligations hereunder and for their consummation of the transactions contemplated hereby shall have been obtained and be in full force and effect.

(c)    Amended LLC Agreement.  The Amended LLC Agreement, shall have been executed and delivered by the Company, the Sellers, the Purchaser and/or their respective Affiliates party thereto, as applicable, and the Amended LLC Agreement shall be in full force and effect.

(d)    Ancillary Agreements.  Each of the Ancillary Agreements shall have been executed and delivered by the Company, the Sellers or their respective Affiliates party thereto, as applicable, and such Ancillary Agreements shall be in full force and effect.

8.2    Additional Conditions to the Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by the Purchaser) as of the Closing of each of the following additional conditions:

(a)    Representations and Warranties.    Each of the representations and warranties of the Sellers contained in Article IV, Article V, Article VB and Article VC of this Agreement qualified as to a Company Material Adverse Effect or materiality shall be true and correct, and those representations and warranties that are not so qualified shall be true and correct in all material respects, as of the Closing Date as if made as of the Closing Date (except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct as of such specified date).

(b)    Performance of Covenants.    The Company and the Sellers shall have performed in all material respects all obligations and agreements, and complied in all material respects with each of the covenants and conditions, contained in this Agreement to be performed or complied with by them prior to or at the Closing Date.

(c)    Certificate.  The Purchaser shall have received (i) a certificate of each of the Company and the Sellers, dated as of the Closing Date, executed by an authorized officer or member on behalf of the Company and each of the Sellers, to the effect that the conditions specified in Sections 8.2 (a) and 8.2(b) have been fulfilled and (ii) a certificate of non-foreign status signed by each Seller.

(d)    Company Material Adverse Effect.  There shall not have been a Company Material Adverse Effect.

(e)    Assets Under Management.  The aggregate amount of Assets Under Management in respect of all the Funds shall be four hundred million dollars ($400,000,000) or greater.

(f)    Consents.  The Company and the Sellers shall have obtained the Required Consents and such Required Consents shall be in full force and effect.

(g)    Financial Statements.  The Company shall not be required to consolidate the financial statements of the Funds under GAAP.

(h)    IPO.  The Parent shall have consummated an IPO resulting in net proceeds to the Purchaser sufficient to fulfill its obligation to pay the Seller Proceeds and the aggregate purchase price to each of the Manager Affiliates and such other obligations the Purchaser has with respect to this Agreement and the Other Purchase Agreements, respectively.

(i)    Key Man Life Insurance.  The Sellers shall have used commercially reasonable efforts to cooperate with the Purchaser to, at the Purchaser’s option, obtain customary key man life insurance on the Sellers in an aggregate amount at least equal to ten million dollars ($10,000,000).

8.3    Additional Conditions to the Obligations of the Company and the Sellers.  The obligation of the Company and the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver in writing by Sellers (on behalf of the Company and the Sellers)) as of the Closing of each of the following additional conditions:

(a)    Representations and Warranties.  Each of the representations and warranties of the Purchaser contained in Article VI of this Agreement qualified as to a Purchaser Material Adverse Effect or materiality shall be true and correct, and those representations and warranties that are not so qualified shall be true and correct in all material respects, as of the Closing Date as if made as of the Closing Date (except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct as of such specified date).

(b)    Performance of Covenants.  The Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with each of the covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)    Certificate.  The Company shall have received a certificate of the Purchaser, dated the Closing Date, executed by an authorized officer or member on behalf of the Purchaser, to the effect that the conditions specified in Sections 8.3(a) and 8.3(b) have been fulfilled.

(d)    Other Purchase Agreements; IPO.  The transactions contemplated by the Other Purchase Agreements shall have been consummated, and the Parent shall have consummated an IPO resulting in net proceeds to the Purchaser sufficient to fulfill its obligation to pay the Seller Proceeds and the purchase price to each of the Manager Affiliates and such other obligations the Purchaser has with respect to this Agreement and the Other Purchase Agreements, respectively.

ARTICLE IX

TAX MATTERS

9.1    Filing of Tax Returns.

(a)    The Sellers shall timely prepare or cause to be prepared in a manner consistent with past practice all Tax Returns relating to the Company for all Pre-Closing Tax Periods. The Company shall timely pay or cause to be timely paid all Taxes due with respect to such Tax Returns, and such Taxes shall be allocable solely to the Sellers. The Sellers shall have the right to make all decisions as to tax matters for Pre-Closing Tax Periods, to the extent that such decisions could not reasonably be expected to have a material adverse impact on the Taxes of the Purchaser (for the avoidance of doubt, including its direct or indirect owners) or the Company in a taxable period or portion thereof beginning after the Closing Date; provided, however, that the Sellers shall not settle without the consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed) any matters related to Taxes for which the Sellers are not liable hereunder.

(b)    In accordance with the terms of the Amended LLC Agreement, VAM, shall timely prepare or cause to be prepared in a manner consistent with past practice, and shall file or cause to be filed all Tax Returns relating to the Company for any Straddle Period or Post-Closing Tax Period. In accordance with the terms of the Amended LLC Agreement, VAM shall have the right to make all decisions as to Tax matters for Straddle Periods. The Company shall timely pay or cause to be timely paid all Taxes of the Company due with respect to such Tax Returns. Such Taxes for any Straddle Period shall be allocated among the Purchaser and the Sellers in accordance with Section 9.2 below.

9.2    Tax Apportionment.  In the case of Taxes that are payable with respect to Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date will be apportioned and allocated as follows:

(a)    in the case of Taxes that are either (i) Income Taxes or (ii) Taxes imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than any transaction Taxes contemplated by Section 9.6), deemed equal to the amount which would be payable if the taxable period ended as of the close of business on the Closing Date;

(b)    in the case of Taxes imposed on a periodic basis with respect to the assets of the Company, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(c)    notwithstanding anything to the contrary in this Agreement, the “closing of the books method” (assuming that taxable period each of the Company and each Fund ended as of the close of business on the Closing Date) shall be used to allocate the federal, state and local Income Taxes of the Company and its members for the tax year that includes the Closing Date.

9.3    Allocation of Purchase Price; Section 754 Election.

(a)    The Purchase Price shall be allocated pursuant to Sections 754 and 755 of the Code for federal and state income tax purposes as set forth in Section 9.3 of the Company Disclosure Letter (the “Purchase Price Allocation”). As soon as practicable after the Closing, VAM shall deliver to the Purchaser a statement (the “743(b) Statement”) setting forth (x) the computation of the adjustment to the bases of the Company’s assets pursuant to Section 743(b) of the Code, and (y) the allocation of such adjustment among the Company’s assets pursuant to Section 755 of the Code (which allocation shall be consistent with the Purchase Price Allocation). Except as otherwise required by Law, the Sellers and the Purchaser agree to be bound by the Purchase Price Allocation and the 743(b) Statement and act in accordance therewith in the preparation, filing and audit of any Tax Return (including causing the Company to attach the statement required by Treasury Regulations Section 1.743-1(k)(1) to its U.S. Federal Income Tax Return for the taxable year that includes the Closing Date, which statement shall set forth the computation of the basis adjustment and the allocation thereof in accordance with the 743(b) Statement) and to not take any position that is inconsistent with the 743(b) Statement.

(b)    The Sellers and the Purchaser shall cause the Company to make and maintain, and the Company shall make and maintain, an election under Section 754 of the Code for the taxable year that includes the Closing Date regarding the purchase by the Purchaser of the Interests hereunder.

9.4    Tax Treatment of Rollover Equity; Cooperation; Audits.

(a)    The Sellers and the Purchaser intend that the contribution of the portion of the Aveon Equity Interest by the Sellers to the Purchaser and the issuance of the Equity Interests to the Sellers be treated as a single transaction governed by Section 721(a) of the Code. The Sellers and the Purchaser agree to act in accordance therewith in the preparation, filing and audit of any Tax Return and to not take any position that is inconsistent with such treatment.

(b)    If a claim shall be made by any Governmental Authority with regard to Taxes (a “Tax Claim”), (i) if such Tax Claim relates to a Pre-Closing Tax Period, the Sellers shall be authorized, in their sole discretion and solely at their own cost and expense, to control all proceedings, or (ii) if such Tax Claim relates to a Straddle Period, VAM shall be authorized, in its sole discretion and at the Company’s cost and expense, to control all proceedings.

(c)    The Sellers, the Company and the Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

9.5    Purchase Price Adjustment.  The Parties agree that any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

9.6    Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by the Purchaser and 50% by the Sellers.

9.7    Termination of Tax Sharing Agreements. All Tax Sharing Agreements to which the Company is a party shall be terminated and settled on or prior to the Closing Date such that there is no further liability thereunder.

ARTICLE X

INDEMNIFICATION

10.1    Indemnification by the Sellers.

  (a)    All of the representations and warranties set forth in this Agreement shall survive for a period ending on the date that is eighteen (18) months from the Closing Date; except that (i) the Purchaser Fundamental Representations and the Seller Fundamental Representations shall survive indefinitely; and (ii) the representations and warranties contained in Section 5.6 and Section 6.8 regarding Taxes and Section 5.11 regarding Benefit Plans shall survive until the date which is thirty (30) calendar days after the expiration of the applicable statute of limitations. Any claims under this Agreement with respect to a breach of a representation and warranty must be asserted by written notice delivered prior to 5:00 P.M., New York time, on the last Business Day of such survival period in accordance with the terms of this Agreement. The covenants and agreements contained herein shall survive the Closing without limitation as to time unless the covenant or agreement specifies a term, in which case such covenant or agreement shall survive for such specified term.

  (b)    From and after the Closing Date, subject to the other provisions of this Article X, (i) the Sellers shall severally (and not jointly), with respect to Article IV and any covenants or obligations specific to the Sellers, and (ii) the Majority Sellers shall jointly and severally (but only to the extent of 50% for each Majority Seller), with respect to Article V, VB and VC and for all other purposes for which indemnification is provided hereunder (other than as described in clause (i) above), indemnify the Purchaser and its officers, directors, employees and Affiliates (including, with respect to the Purchaser, following the Closing, the Company and, with respect to the Sellers, at all times prior to and following the Closing, the Company) (collectively, the “Indemnified Purchaser Persons”) and to hold each of them harmless from and against any and all liabilities, losses, costs, damages or expenses, and reasonable attorneys’ fees and expenses (incurred in connection with any Action against such Person whether or not arising out of or resulting from any Third Party claim) (collectively, “Damages”), suffered, paid or incurred by such Indemnified Purchaser Person only to the extent resulting from or caused by: (x) any breach of any of the representations and warranties made by the Sellers or the Majority Sellers, as applicable, to the Purchaser in Articles IV, V, VB and VC of this Agreement, or any breach of any representation or warranty contained in any certificate delivered by the Company or the Sellers pursuant to this Agreement, (y) any breach by the Company, the Sellers or the Majority Sellers, as applicable, of any covenant or agreement of the Company, the Sellers or the Majority Sellers, respectively, contained in this Agreement or (z) any Taxes attributable to a Pre-Closing Tax Period allocable to the Sellers under Sections 9.1 or 9.2 and any Taxes that the Sellers are liable for under Section 9.6.

  (c)    Notwithstanding anything to the contrary set forth in Section 10.1(b), the Indemnified Purchaser Persons shall not be entitled to indemnification or to initiate a claim therefor pursuant to Section 10.1(b)(x):

  (i)     other than in respect of claims for indemnification arising out of, resulting from or caused by a breach of the Seller Fundamental Representations, only if, and then only to the extent that the aggregate Damages to all Indemnified Purchaser Persons (without duplication), with respect to all such claims, exceed two hundred seventy thousand dollars ($270,000) (the “Deductible”), whereupon (subject to the provisions of clause (ii) and (iii) below) the Sellers shall be obligated to pay in full all such amounts of Damages in excess of the amount of the Deductible;

  (ii)     unless a claim for indemnification hereunder is initiated during the period beginning on the Closing Date and ending on the applicable survival period thereof set forth in Section 10.1(a); and

  (iii)    other than in respect of claims for indemnification arising out of, resulting from or caused by a breach of the Seller Fundamental Representations, for Damages in excess of five million five hundred thousand dollars ($5,500,000) in the aggregate (the “Cap”).

10.2    Indemnification by the Purchaser.

  (a)    From and after the Closing Date, subject to the other provisions of this Article X, the Purchaser shall indemnify the Sellers (collectively, the “Indemnified Seller

Persons”) and hold each of them harmless from and against any and all Damages suffered, paid or incurred by such Indemnified Seller Person only to the extent resulting from or caused by (i) any breach of any of the representations and warranties made by the Purchaser to the Sellers in Article VI of this Agreement or any breach of any representation by the Purchaser contained in any certificate delivered pursuant to this Agreement, (ii) any breach by the Purchaser of any covenant or agreement of the Purchaser contained in this Agreement or (iii) any Taxes attributable to a Post-Closing Tax Period allocable to the Purchaser under Sections 9.1 or 9.2 and any Taxes that the Purchaser is liable for under Section 9.6.

  (b)    Notwithstanding anything to the contrary set forth in Section 10.2(a), the Indemnified Seller Persons shall not be entitled to indemnification or to initiate a claim therefor pursuant to Section 10.2(a)(i):

  (i)     other than in respect of claims for indemnification arising out of, resulting from or caused by a breach of the Purchaser Fundamental Representations, only if, and then only to the extent that the aggregate Damages to all Indemnified Seller Persons (without duplication), with respect to all such claims, exceed the Deductible, whereupon (subject to the provisions of clauses (ii) and (iii) below) the Purchaser shall be obligated to pay in full all such amounts of Damages in excess of the amount of the Deductible;

  (ii)     unless a claim for indemnification hereunder is initiated during the period beginning on the Closing Date and ending on the applicable survival period thereof set forth in Section 10.1(a); and

  (iii)    other than in respect of claims for indemnification arising out of, resulting from or caused by a breach of the Purchaser Fundamental Representations, for Damages in excess of the Cap.

10.3    Indemnification Procedures.

  (a)    Subject to Section 9.3 with respect to Tax Claims, if an Indemnified Purchaser Person or an Indemnified Seller Person (each, an “Indemnified Person”) believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article X (whether or not the amount of Damages relating thereto is then quantifiable), such Indemnified Person shall promptly, within the relevant survival period provided for herein, as applicable, assert its claim for indemnification by giving written notice thereof (a “Claim Notice”) to the Sellers (if indemnification is sought from the Sellers) or Purchaser (if indemnification is sought from the Purchaser) (in either such case, the “Indemnifying Party”) describing in reasonable detail any claim for indemnification hereunder and the facts giving rise to such claim for indemnification, the amount or the method of computation of the amount of such claim (if known and quantifiable), and a reference to the provision(s) of this Agreement pursuant to which such claim for indemnification is made including, if applicable, the representation or warranty with respect to which such claim is being made; provided that if the event or occurrence giving rise to such claim for indemnification is, or relates to an Action brought by a Third Party, such Claim Notice must be provided by such Indemnified Person within ten (10) Business Days following receipt of notice of such Action by such Third Party; provided, further, that failure to give notice as specified herein shall not relieve the Indemnifying Party of its indemnification obligation hereunder unless and to the extent that such failure materially prejudiced the ability of the Indemnifying Party to defend such Third Party Claim (as defined below). An Indemnifying Party shall have thirty (30) days after the receipt of any Claim Notice pursuant hereto to either (i) agree that it has an indemnification obligation under Article X, agree to the amount or method of determination set forth in the Claim Notice and to pay such amount to such Indemnified Person in immediately available funds or (ii) provide such Indemnified Person with notice that it disagrees with the assertion that it has an indemnification obligation under Article X or the amount or method of determination set forth in the Claim Notice. If the Indemnifying Party sends such a notice, then the Indemnified Person and the Indemnifying Party shall attempt in good faith to resolve any disputed claim within thirty (30) days thereafter. Notwithstanding the foregoing, the provisions of this Section 10.3(a) shall not apply in the case of a Claim Notice provided in connection with a claim by a Third Party made against an Indemnified Person, which claims are governed by Section 10.3(b).

(b)    If any claim or demand by an Indemnified Person under this Article X relates to a claim, suit or proceeding filed or made against an Indemnified Person by a Third Party (a “Third Party Claim”), the Indemnifying Party shall have thirty (30) days after receipt of a Third Party Claim to provide written notice (the “Control Notice”) to the Indemnified Person that the Indemnifying Party will assume and thereafter conduct the defense of the Third Party Claim, at its sole cost and expense and with its own counsel; provided, however, that the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, unless the judgment or proposed settlement involves only the payment of monetary damages and does not impose an injunction or other equitable relief upon the Indemnified Person. In no event shall any Indemnified Person consent to the entry of any judgment on or enter into any settlement with respect to any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If a Control Notice is delivered, then the Indemnified Person shall be entitled to participate in such defense with its own counsel, at such Indemnified Person’s sole cost and expense (which cost and expense shall not constitute part of any Damage that is the subject of indemnity under this Article X, unless in the reasonable opinion of counsel to the Indemnified Person, an actual conflict of interest with the Indemnifying Party exists in respect of such Third Party Claim, in which case the Indemnifying Party shall be liable for the reasonable fees and expenses hereunder of one law firm for all the Indemnified Persons, in addition to local counsel in each applicable jurisdiction, with respect to such Third Party Claim. If, within thirty (30) days of receipt from an Indemnified Person of any Claim Notice with respect to a Third Party Claim, the Indemnifying Party (i) advises such Indemnified Person in writing that the Indemnifying Party will not elect to defend, settle or compromise such Action or (ii) fails to deliver a Control Notice, such Indemnified Person may (subject to the Indemnifying Party’s continuing right of delivering a Control Notice and the other applicable provisions of this Section 10.3(b)), at its option, actively defend against such Third Party Claim in any manner as such Indemnified Person may reasonably deem appropriate. Unless and until a Control Notice is delivered, all of the Indemnified Person’s reasonable out-of-pocket costs and expenses of counsel retained by such Indemnified Person arising out of the defense of any such Third Party Claim for Damages shall be subject to indemnification hereunder to the extent provided herein. Each Indemnified Person shall provide the Indemnifying Party with access to its records and personnel relating to such Third Party Claim during normal business hours or as otherwise may reasonably be required and shall otherwise cooperate with the Indemnifying Party in the defense or settlement thereof in order to help ensure the proper and adequate defense of any such Third Party Claim, and the Indemnifying Party shall reimburse such Indemnified Person for all of its reasonable out-of-pocket expenses in connection therewith. Upon request, the party in charge of the defense of a Third Party Claim shall provide the Indemnifying Party or the Indemnified Person, as applicable, with the general status of the defense or any settlement negotiations with respect thereto, unless such communication would reasonably be expected to breach attorney-client privilege relating thereto.

10.4    General. Notwithstanding anything to the contrary set forth in this Article X:

  (a)    For purposes of this Article X, in determining whether a representation or warranty has been breached hereunder with respect to such breach, any limitations set forth in such representation and warranty as to “materiality” (except with respect to the first sentence of Section 5.5(a)) shall be disregarded.

  (b)    In the event of any indemnification claim paid under this Article X, the Indemnifying Party may, in its sole discretion, require such Indemnified Person to grant to such Indemnifying Party the right of subrogation to any right of action (whether pursuant to contract, arising under Applicable Law or otherwise) which the Indemnified Person may have against any Collateral Source (as defined below) or other Person with respect to any matter giving rise to a claim for indemnification hereunder.

  (c)    The indemnification provided in this Article X shall be the sole and exclusive monetary remedy available to any Party hereto after the Closing with respect to any and all claims relating to the subject matter of this Agreement or any breach of any representation, warranty, covenant or agreement in this Agreement or in any certificate delivered pursuant to this Agreement, in each case, other than any claims grounded in or based upon actual fraud. Except in the case of actual fraud, in no event shall the amount paid to Indemnified Persons by any Seller pursuant to this Article X or otherwise exceed such Seller’s portion of Seller Proceeds.

  (d)    Any indemnification payment hereunder shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Person may designate to the Indemnifying Party in writing.

  (e)    Except as otherwise set forth in Section 7.10(a), the rights and remedies of any Party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement of any other Party contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. Except as otherwise set forth in Section 7.10(a), the representations, warranties and covenants of each Party and any Person’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of such Person (including by any of its advisors, consultants or representatives) or by reason of the fact that such Person or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of any waiver by any party hereto of any condition set forth in Article VIII.

(f)    Notwithstanding anything to the contrary in this Agreement, nothing herein shall modify, amend or alter any existing or future indemnification contained in any Organizational Document, Fund Operative Documents, Investment Advisory Contract or advisor agreement or arrangement, or in any other agreement.

(g)    No party shall be entitled to offset any indemnification claim or alleged indemnification claim that such party may have against another party hereto against any amounts such Indemnified Person otherwise is obligated to pay to such potential Indemnifying Party pursuant to this Agreement or otherwise; provided that in the event that the Indemnifying Party does not pay any amount determined by the final and non-appealable judgment or settlement of a court of competent jurisdiction to be due the Indemnified Person, the Indemnified Person shall be entitled to set-off any such finally determined amounts against any amounts that the Indemnified Person may owe the Indemnifying Party.

(h)    The amount of any indemnification payment to be made by any Indemnifying Party under this Agreement shall be reduced to take into account (in assessing the Damages suffered by the Indemnified Person) any related net tax benefits (including by reduction of income by virtue of increased tax basis or otherwise, less any increase of income by virtue of decreased tax basis or otherwise) actually realized by the Indemnified Person on account of the incurrence or payment of any such Damages, benefits, recoveries or payments that such Indemnified Person actually receives under indemnification agreements or arrangements with third parties or under any insurance policy with respect to such Damages (each a “Collateral Source”), and if any such related benefits, and recoveries or payments to which an Indemnified Person actually receives from a Collateral Source or otherwise is determined following the payment of any amount otherwise required to be paid to an Indemnified Person under this Article X, such Indemnified Person shall reimburse the Indemnifying Parties, promptly after such determination, any amount that the Indemnifying Parties would not have had to pay pursuant to Article X had such determination been made at the time of such payment. In computing the amount of any such tax cost or tax benefit, the Indemnified Person or its Affiliates shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnification payment hereunder or the incurrence or payment of any Damages; provided that, if a tax cost or tax benefit is not realized in the taxable period during which an Indemnifying Party makes an indemnification payment or the Indemnified Person or its Affiliates incurs or pays any Damages, the Parties shall thereafter make payments to one another at the end of each subsequent taxable period to reflect the net tax costs and tax benefits realized by the Parties in each such subsequent taxable period. If any Damages sustained by an Indemnified Person are covered by a Collateral Source (other than an Affiliate of such Indemnified Person), the Indemnified Person shall use commercially reasonable efforts to collect such Collateral Source proceeds or indemnity or similar payments.

  (i)    Each Indemnified Person shall use commercially reasonable efforts to mitigate any Damages for which such Indemnified Person seeks indemnification.

  (j)    In no event shall an Indemnified Person be entitled to recover or make a claim for any amounts in respect of consequential, incidental or indirect damages, lost profits or punitive damages and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Damages.

  (k)    The Purchaser acknowledges that it has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, the Funds and VAM. In making its determination to proceed with the transactions contemplated by this Agreement, the Purchaser has relied on the results of its own independent investigation and verification and the representations and warranties of the Company and the Sellers expressly and specifically set forth in this Agreement, including the Company Disclosure Letter (and any updated Company Disclosure Letter). The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchaser is familiar with such uncertainties and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it and the Parent, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.

ARTICLE XI

TERMINATION

11.1    Grounds for Termination.

  (a)    This Agreement may be terminated at any time prior to the Closing:

  (i)       by mutual written agreement of the Parties;

  (ii)      by the Sellers if the Closing shall not have been consummated as of the close of business on the Expiration Date;

  (iii)     by the Purchaser if the Closing shall not have been consummated as of the close of business on June 30, 2011;

  (iv)     by either the Sellers or the Purchaser if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

  (v)      by the Purchaser if the Sellers or the Company have breached any representation, warranty, covenant or agreement contained in this Agreement such that the conditions set forth in Section 8.2(a) or (b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach has not been cured (if capable of being cured) within thirty (30) days after receipt by the Sellers from the Purchaser (unless the failure results primarily from the Purchaser itself breaching any representation, warranty, or covenant contained in this Agreement);

  (vi)    by the Sellers if the Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement such that the conditions set forth in Section 8.3(a) or (b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach has not been cured (if capable of being cured) within thirty (30) days after receipt by the Purchaser from the Sellers (unless the failure results primarily from the Sellers themselves breaching any representation, warranty, or covenant contained in this Agreement); or

  (vii)    by the Purchaser pursuant to Section 7.10(a).

  (b)    The Party desiring to terminate this Agreement pursuant to Section 11.1(a)(ii), (iii), (iv), (v) or (vi) shall give written notice of such termination to the other Parties.

11.2    Effect of Termination.  If this Agreement is terminated as permitted by Section 11.1, such termination shall be without liability of any Party (or any stockholder, general partner, limited partner, managing member, member, director, officer, employee, agent, consultant or representative of such party) to any other Party, except for any liabilities arising prior to the termination. The provisions of Article XII shall survive any termination pursuant to Section 11.1.

ARTICLE XII

GENERAL PROVISIONS

12.1    Notices.  All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given if delivered personally, transmitted by facsimile (and telephonically confirmed), mailed by registered or certified mail with postage prepaid and return receipt requested, or sent by commercial overnight courier, courier fees prepaid (if available; otherwise, by the next best class of service available), to the parties at the following addresses:

(i)    if to the Purchaser, to it at:

Aveon Holdings I L.P.

c/o The Aveon Group L.P.

The America’s Cup Building,

30 Doaks Lane

Marblehead, MA 01945

Attn: Randall J. Carrigan

Phone: (781) 476-6001, Ext. 144

Telecopy: (781) 639-8549

E-mail: rcarrigan@aveonmanagement.com

with a copy to:

Paul, Weiss, Rifkind, Wharton &

Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: David S. Huntington

Phone: (212) 373-3124

Telecopy: (212) 757-3990

E-mail: dhuntington@paulweiss.com

(ii)     if to the Company:

Viridian Partners, LLC

267 Fifth Avenue

New York, NY 10016

Attn: Christopher Zuech

Phone: (212) 683-8816

Telecopy: (212) 699-3986

E-mail: zuech@vam.com

with a copy to:

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, IL 60661

Attn: Lance A. Zinman

Phone: (312) 902-5212

Telecopy: (312) 577-4587

E-mail: lance.zinman@kattenlaw.com

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Attn: James H. Nix

Phone: (212) 698-3595

Telecopy: (212) 314-0005

E-mail: james.nix@dechert.com

(iii)    if to any of the Sellers:

c/o Viridian Partners, LLC

267 Fifth Avenue

New York, NY 10016

Attn: Christopher Zuech

Phone: (212) 683-8816

Telecopy: (212) 699-3986

E-mail: zuech@vam.com

with a copy to:

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, IL 60661

Attn: Lance A. Zinman

Phone: (312) 902-5212

Telecopy: (312) 577-4587

E-mail: lance.zinman@kattenlaw.com

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Attn: James H. Nix

Phone: (212) 698-3595

Telecopy: (212) 314-0005

E-mail: james.nix@dechert.com

or to such other Person or address as any party shall specify by notice in writing to the other parties in accordance with this Section 12.1. All such notices or other communications shall be deemed to have been received on the date of the personal delivery or on the third Business Day after the mailing or dispatch thereof; provided that notice of change of address shall be effective only upon receipt.

12.2    Amendment and Modification; Waiver.

  (a)    This Agreement may not be amended except by an instrument or instruments in writing signed and delivered on behalf of the Purchaser and each of the Sellers.

  (b)    At any time prior to the Closing Date, any Party which is entitled to the benefits hereof may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracy in the representations and warranties of any other Party contained herein or in any schedule hereto or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of any other Party or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only with respect to the Party agreeing to such extension or waiver and only if set forth in an instrument in writing signed and delivered on behalf of such Party.

12.3    Entire Agreement.  This Agreement (including the Company Disclosure Letter, Purchaser Disclosure Letter and other documents and instruments referred to herein) and, until the Closing, the Confidentiality Agreements constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Effective upon Closing, but subject to Section 7.4(b), the

Confidentiality Agreements and all obligations of the parties thereto thereunder shall terminate and be of no further force or effect, and the Parties shall be governed by the terms hereof.

12.4    Fees and Expenses.    Whether or not the transactions contemplated hereby are consummated, all fees, legal, accounting or otherwise, and out of pocket expenses incurred in connection with this Agreement, and the transactions contemplated hereby, shall be paid by the party incurring such expenses. For the avoidance of doubt, other than as set forth in the prior sentence, all expenses of the Company and its Affiliates incurred prior to the Closing in connection with the transactions contemplated hereby shall be borne by the Sellers. Notwithstanding the foregoing, all U.S. federal, state and local transfer taxes, as well as any non-U.S. transfer taxes, arising from the consummation of the transactions contemplated hereunder shall be paid in the manner contemplated under Section 9.6.

12.5    Disclosures.  The Company, the Sellers and the Purchaser agree that, for purposes of the representations and warranties of the Company and the Purchaser in this Agreement, items disclosed in one Section of the Company Disclosure Letter or the Purchaser Disclosure Letter (as applicable) shall be considered to be made for purposes of all other Sections of the Company Disclosure Letter or the Purchaser Disclosure Letter (as applicable) to the extent that the relevance of any such disclosure to any other Section of the Company Disclosure Letter or the Purchaser Disclosure Letter (as applicable) is reasonably apparent.

12.6    Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.7    Assignment; Binding Effect.  This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties; provided that no consent shall be required for the Purchaser to assign any or all of its respective rights and obligations hereunder to a Person controlled by the Purchaser. This Agreement shall inure to the benefit of and be binding upon the parties hereto, including, for the avoidance of doubt, the Parent for purposes of the guaranty provided hereunder, and their respective successors and assigns.

12.8    Governing Law.    THIS AGREEMENT AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12.9    Jurisdiction; Waiver of Jury Trial.

  (a)        Except as provided below, the Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.

  (b)        EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ANCILLARY SUIT, ACTION OR PROCEEDING BROUGHT IN ANY COURT REFERRED TO IN THIS SECTION.

12.10    Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.11    Counterparts.    This Agreement may be executed (i) by facsimile or portable document format (pdf) and (ii) in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

12.12    Interpretation.    The Parties have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on their behalf by their respective officers hereunto duly authorized all as of the date first written above.

AVEON HOLDINGS I L.P.
By:	Aveon Holdings I GP Inc., its general partner

By:	/s/ John Hassett
Name: John Hassett
Title: President and CEO

[Signature Page to Purchase Agreement]

VIRIDIAN PARTNERS, LLC

By:	/s/ Christopher Nygaard

Name:	Christopher Nygaard
Title:	Managing Member

SELLERS

By:	/s/ Christopher Nygaard

Name:	Christopher Nygaard

By:	/s/ Andrew Gilbert

Name:	Andrew Gilbert

By:	/s/ Chris Zuech

Name:	Chris Zuech

By:	/s/ David Jelinek

Name:	David Jelinek

By:	/s/ Mark Brockett

Name:	Mark Brockett

By:	/s/ Keith Kline

Name:	Keith Kline

[Signature Page to Purchase Agreement]

As a material inducement to the Company and the Sellers to enter into this Agreement, the Parent hereby guarantees the prompt and full payment, performance and satisfaction of each obligation of the Purchaser arising under this Agreement, the Amended LLC Agreement and the Ancillary Agreements (collectively, the “Purchaser Obligations”). The Parent hereby expressly waives: (a) notice of the acceptance by each of the Sellers and the Company of this guaranty, (b) notice of the existence or creation or non-payment of all or any of the Purchaser Obligations, (c) presentment, demand, notice of dishonor, protest, notice of protest and all other notices whatsoever, either in respect of this guaranty or any or all of the Purchaser Obligations, (d) any defense arising by reason of any claim or defense based upon an election of remedies by the Sellers or the Company which in any manner affects the Sellers’ or the Company’s rights to proceed against the Parent, (e) any defense arising by reason of any modification, termination or release of any of the Purchaser Obligations, (f) any defense arising from the bankruptcy or insolvency of the Purchaser, (g) any and all rights of subrogation, reimbursement, indemnity, contribution or other claim which the Parent may now or hereafter have against the Purchaser; and (h) all diligence in collection or protection of, or realization upon, the Purchaser Obligations. The Parent agrees that its liability hereunder shall be primary and direct and that neither the Sellers nor the Company shall be required to pursue any right or remedy it may have against the Purchaser under this Agreement, the Amended LLC Agreement or the Ancillary Agreements or otherwise or to first commence any proceeding or obtain any judgment against the Purchaser in order to enforce this guaranty.

THE AVEON GROUP L.P.
By:	Aveon Management L.L.C., its general partner

By:	/s/ John J. Hassett
Name: John J. Hassett
Title: President and CEO

[Signature Page to Purchase Agreement]

EXHIBIT A

DEFINED TERMS

“450 Tranche” shall have the meaning ascribed to such term in the Amended LLC Agreement.

“50 Tranche” shall have the meaning ascribed to such term in the Amended LLC Agreement.

“743(b) Statement” has the meaning set forth in Section 9.3(a).

“Action” means any action, cause of action, arbitration, assessment, hearing, claim, demand, suit, proceeding, citation, summons, subpoena, examination, audit, review, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any Governmental Authority.

“Admission Letter” means that certain Admission Letter between VAM and the Company pursuant to which VAM is admitted as the operating member.

“Adviser Compliance Policies” has the meaning set forth in Section 5B.1(b).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person. The term “control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or other ownership interests, by contract, or otherwise). For avoidance of doubt and without limitation, (i) each of the Funds and the Sellers shall be considered Affiliates of each other, (ii) VAM shall not be considered an Affiliate of the Company for purposes of this Agreement, and (iii) any Manager Affiliate shall not be considered an Affiliate of the Purchaser or the Parent for purposes of this Agreement.

“Agreement” has the meaning set forth in the introductory paragraph hereof.

“Amended LLC Agreement” means that certain Third Amended and Restated Limited Liability Company Agreement of the Company, by and among the Purchaser, VAM, the Sellers and the other parties thereto, agreed to by the Parties.

“Ancillary Agreements” means (i) the Exchange Agreement, (ii) the Registration Rights Agreement, (iii) the Tax Receivable Agreement, (iv) the two separate IMA Letter Agreements, and (v) the Admission Letter.

“Applicable Law” means, with respect to any Person, any Law (including those of any self-regulatory organization) or any agreement with any Governmental Authority applicable to and legally binding on, with respect to the Company and/or any of the Sellers, any of the Company or its Affiliates or the Sellers, or with respect to the Purchaser and/or the Parent, any of the Purchaser, the Parent, and their respective Affiliates and Subsidiaries.

“AUM” or “Assets Under Management” means with respect to the Funds, Company Account or a Client (as applicable), as of any date, the aggregate amount, expressed in U.S. dollars, of assets under management in respect of which the Company is entitled to incentive fees, allocations, management fees, carried interest or other similar forms of compensation from such Funds, Company Account or Client (as applicable) as of such date. For purposes hereof:

(i) Assets Under Management shall be calculated (x) in accordance with the foregoing based on net asset values in the case of the Funds, Company Account or Client, as applicable, that is structured as a hedge fund and (y) based on the sum of invested capital and unfunded commitments in the case of the Funds, Company Account or Client, as applicable, that is structured as a draw down fund;

(ii) unless a separate fee is applicable to assets under management at each level of investment of the same assets, (x) any assets under management for any account for which the Person in question or an Affiliate acts as an investment adviser or subadvisor (or is otherwise entitled to a fee or carry) shall be counted only once and (y) any assets under management for any set of accounts one of which invests in the other shall be counted only once if the Person in question or an Affiliate acts as investment adviser to both.

“Aveon Equity Interest” means the Interest in the Company which will be held by the Purchaser upon the consummation of the transactions contemplated hereby pursuant to the Amended LLC Agreement.

“Benchmark Date” has the meaning set forth in Section 7.6(b).

“Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including “multiemployer plans “ (within the meaning of Section 3(37) of ERISA), and all equity purchase, equity option, severance, employment, change-in-control, material fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal.

“Business” means the business of the Company and the Funds as conducted as of the date hereof and at any time between the date hereof and Closing.

“Business Day” means any day other than a day on which banks in New York City are required or authorized to close.

“Cap” has the meaning set forth in Section 10.1(c)(iii).

“Cause” shall have the meaning ascribed to such term in the Amended LLC Agreement.

“Claim Notice” has the meaning set forth in Section 10.3(a).

“Claims” means any restrictions, liens, claims, security interests, assignments, mortgages, deposit arrangements, pledges, charges or encumbrances of any kind or nature whatsoever.

“Client” means any Person to which the Company provides Investment Management Services; provided that in the case of the Funds, the definition of Client includes the Funds, but does not include each investor in respect of its investment in such Fund.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 10.4(h).

“Company” has the meaning set forth in the introductory paragraph hereof.

“Company Account” means any individual Company Fund, managed account, investment vehicle or other financial product or structure through which the Company manages any client capital (whether directly or indirectly), irrespective of strategy, investment objective, account type or fee or other compensation structure.

“Company Benefit Plans” has the meaning set forth in Section 5.11(a).

“Company Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser pursuant to Section 7.10(a).

“Company Employees” has the meaning set forth in Section 5.11(a).

“Company Financial Statements” has the meaning set forth in Section 5.4(a).

“Company Fund” means any investment vehicle, fund or other entity, including a general or limited partnership, a limited liability company, a trust, a company or a commingled fund, organized in any jurisdiction, and any alternative investment vehicles, co-investment vehicles and parallel funds formed in connection with any of such entities (i) organized, sponsored, managed or promoted by the Company, (ii) for which the Company acts as a general partner, adviser, trustee or managing member (or in a similar capacity) or (iii) for which the Company acts as an investment adviser, investment manager or otherwise provides investment advisory or sub-advisory services.

“Company Material Adverse Effect” means any change, effect or circumstance that is, or would reasonably be expected to be, materially adverse to (a) the business, assets, financial condition or results of operations of the Company and the Funds, taken as a whole, or (b) the ability of the Company or the Sellers to perform and consummate their respective obligations hereunder and under the Ancillary Agreements; provided, however, that none of the following shall be deemed to constitute, nor be taken into account in determining whether there has been or will be any such Company Material Adverse Effect: (i) any change that results or arises from changes affecting the alternative investment, “collateralized loan obligation” (cash or synthetic) or hedge fund industry or the overall economy or capital markets of the United States generally, including such changes related to the Business; (ii) any change that results or arises from changes affecting general worldwide economic conditions, including such changes related to the

Business; (iii) any change resulting generally from local, regional, national or international political or social conditions or any act of war or terrorism, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) any change in assets under management or the loss of any existing or potential investor in a Fund, in each case in this clause (iv) as a result of the public announcement and/or pendency of the transactions contemplated by this Agreement; (v) changes in GAAP; (vi) changes in Laws; or (vii) any actions or omissions by the Purchaser or any of its Affiliates, except, in case of clause (i) or (ii) or (iii) to the extent that such change, effect, event, matter, occurrence or state of facts has a material disproportionate effect on the Company and the Funds relative to Persons in the investment management industry operating in the sectors in which the Company and the Funds operate generally.

“Company Third Party Consents” has the meaning set forth in Section 5.3(f).

“Composite Fund” means any multi-manager fund of funds managed by the Purchaser which contributes Assets Under Management to one or more Funds.

“Confidentiality Agreements” has the meaning set forth in Section 7.4(c).

“Consent” means any consent, approval, authorization, waiver, grant, agreement or exemption of any Person that is required in connection with (a) the execution and delivery by the Company, any Seller, the Purchaser or the Parent, as applicable, of this Agreement or (b) the consummation by the Company, the Funds, any Seller, the Parent or Purchaser, as applicable, of the transactions contemplated herein.

“Contract” shall mean any mortgage, indenture, lease, note, contract, agreement, assignment, commitment, Benefit Plan, Investment Advisory Contract or other instrument or arrangement, including any side letters, amendments, or supplements thereto.

“Control Notice” has the meaning set forth in Section 10.3(b).

“Damages” has the meaning set forth in Section 10.1(b).

“Deductible” has the meaning set forth in Section 10.1(b)(i).

“Distribution Agreement” has the meaning set forth in Section 5.9(a)(ii).

“Employee Benefit Plan” has the meaning set forth in Section 5B.2(f).

“Equity Incentive Plan” means The Aveon Group L.P. Equity Incentive Plan, as described in the Registration Statement.

“Equity Rights” means, with respect to any Person, securities, options, warrants, call rights, conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, plans, “tag-along” or “drag-along” rights, commitments, agreements, arrangements or undertakings (i) obligating any of such Person or its Affiliates, to issue, deliver, redeem, purchase or sell, or cause to be issued, delivered, redeemed, purchased or sold, any equity interest in such Person or any securities or obligations convertible or exchangeable for any equity interest therein or (ii) giving any other Person a right to subscribe for or purchase from such Person any equity interest therein.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Exchange Agreement” means that certain Exchange Agreement, by and among the Sellers, the Purchaser, the Parent and the other parties thereto.

“Existing LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of January 1, 2010, by and among the parties thereto.

“Expiration Date” means October 31, 2010.

“FINRA” has the meaning set forth in Section 5B.1(m).

“Fiscal Year” shall mean a calendar year, and reference to any Fiscal Year (e.g., Fiscal Year 2014) shall mean the Fiscal Year ending on the last day of such Fiscal Year (e.g., December 31, 2014).

“Form ADV” means the form of uniform application for investment adviser registration pursuant to the Investment Advisory Act.

“Fundamental Representations” means the Seller Fundamental Representations and the Purchaser Fundamental Representations.

“Fund” or “Funds” means, individually, each of (i) Viridian Fund, LP, for so long as the Company is its general partner, (ii) Viridian Fund, LTD, for so long as VAM is a party to an investment advisory agreement with Viridian Fund, LTD, and (iii) Viridian, LTD, for so long as VAM is a party to an investment advisory agreement with Viridian LTD; and when used, collectively, the individual Funds are the Funds.

“Funds Capacity Benchmark” has the meaning set forth in Section 7.6(a).

“Funds Client” means with respect to the Funds, each Person that is an investor in the Funds, with respect to its investment in the Funds.

“Funds Consents” means the requisite Consent (if any) of the Funds Clients under the Organizational Documents of the Funds or under Applicable Law to the consummation of each of the transactions contemplated hereby, including to the change of control of the Company.

“Funds Operative Documents” means the limited liability company agreement, operating agreements, limited partnership agreement, other operating agreements, managed account agreements, advisory agreements and other governing documentation with respect to the Funds.

“GAAP” means generally accepted accounting principles as in effect in the United States, as consistently applied by the Company and its Affiliates.

“Governmental Approvals” has the meaning set forth in Section 5.3(e).

“Governmental Authority” means each U.S., foreign, federal, national, state or local government or political subdivision thereof, any entity, agency, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator, and any self-regulatory organization.

“IMA” means (i) that certain Amended and Restated Investment Management Agreement by and among VAM, Viridian Fund, LP and Viridian, Ltd. dated as of April 21, 2010 (as may be further amended), and/or (ii) that certain Second Amended and Restated Investment Management Agreement by and among VAM, Viridian Fund, Ltd. and Viridian, Ltd. dated as of July 1, 2009 (as may be further amended).

“IMA Cause” shall have the meaning ascribed to such term in the Amended LLC Agreement.

“IMA Letter Agreement” means separate letter agreements for the IMA, each by and among VAM and the Funds thereto.

“Immediate Family” shall mean, with respect to any natural person, (a) such person’s spouse, parents, grandparents, children, grandchildren and siblings (in each case whether adoptive or biological), (b) such person’s former spouse(s) and current spouses of such person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other entities of which a material portion of the interests are held directly or indirectly by the foregoing.

“Income Taxes” means Taxes (i) imposed on, or with reference to, net income or gross receipts, or (ii) imposed on, or with reference to, multiple bases including net income or gross receipts.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Indebtedness” means any of the following: (a) any indebtedness (including principal, accrued interest, premiums and penalties) of any of the Company (whether or not contingent) in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capitalized lease obligations; (b) any balance deferred and unpaid of the purchase price of any property, if and to the extent any of the foregoing indebtedness (other than letters of credit) would appear as a liability upon a balance sheet of any of the Company prepared in accordance with GAAP, but excluding trade accounts payable incurred in the ordinary course of business; (c) all indebtedness of others secured by a lien on any asset of any of the Company (whether or not such indebtedness is assumed by any such Company); (d) all obligations of the Company under leases required to be capitalized in accordance with GAAP; (e) all liabilities under any sale and leaseback transaction, any synthetic lease or tax ownership operating lease transaction and all obligations arising with respect to any transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet (other than trade payables incurred in the ordinary course of business); (f) if negative, the net mark to market value of any currency, interest rate or other swap or hedge agreement or any other hedging arrangement; (g) to the extent not otherwise included by clauses (a) through (f), any guaranty by any of the Company of any indebtedness of any other Person; and (h) all obligations of the type referred to in clauses (a) through (g) of other Persons secured by any lien on any property or assets of any Company (whether or not such obligation is assumed by such Company; provided that “Indebtedness” shall not include Company intercompany Indebtedness between or among the Company and the Funds.

“Indemnified Purchaser Persons” has the meaning set forth in Section 10.1(b).

“Indemnified Seller Persons” has the meaning set forth in Section 10.2(a).

“Indemnifying Party” has the meaning set forth in Section 10.3(a).

“Indemnified Person” has the meaning set forth in Section 10.3(a).

“Indemnified Purchaser Persons” has the meaning set forth in Section 10.1(b).

“Intellectual Property” means U.S. and foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, extensions and reexaminations thereof; (ii) copyrights and copyrightable works (including software, code, applications, databases, website content, documentation and related items in any and all forms and media), and registrations and applications to register or renew the registration of any of the foregoing; and (iii) trade secrets and confidential or proprietary information including know-how, inventions, discoveries and improvements.

“Interest” means the entire limited liability company interest held by a member in the Company at any particular time.

“Investment Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Investment Advisory Contract” means a Contract (including any side letters or any other similar written agreements relating to such Contract) under which the Company, the Funds, or a third-party approved by the Company provides investment advisory or sub-advisory services to, or manages any investment or trading account of, any Client whether as the general partner, managing member, adviser, or sub-adviser or otherwise.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

“Investment Management Services” means any services that involve (a) the management of a Company Account (or portions thereof or a group of investment accounts or Company Funds) for compensation, (b) the giving of advice with respect to the investment and/or reinvestment of assets or Company Funds (or any group of assets or Company Funds) for compensation or (c)

otherwise acting as an “investment adviser” within the meaning of the Investment Advisers Act or analogous foreign Law, and performing activities related or incidental thereto.

“IPO” means a firm commitment underwritten initial public offering of common units (representing limited partnership interests) of the Parent that is registered under the Securities Act, as contemplated by the Registration Statement.

“Knowledge of the Purchaser” means the knowledge after due inquiry of any of the following individuals John Hassett, Randall J. Carrigan or Jeff Landle of a particular fact or matter if such individual is actually aware of such fact or matter, or if such individual’s duties would, in the normal course of the Parent’s or Purchaser’s affairs, as applicable, result in such individual having knowledge of such fact or matters.

“Knowledge of the Sellers” means the knowledge after due inquiry of any of the Sellers of a particular fact or matter if such Seller is actually aware of such fact or matter, or if such Seller’s duties would, in the normal course of the Company’s affairs, result in such individual having knowledge of such fact or matters.

“Law” means any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative code, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, ordinance, decision, or other requirement of any Governmental Authority.

“Liabilities” means any liability, Indebtedness, obligation, interest, Tax, penalty, fine, demand, judgment, Action, cost, expense or other loss of any kind or nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether fixed or unliquidated, and whether due or to become due.

“Majority Sellers” has the meaning set forth in Section 7.6(a).

“Manager Affiliates” means, collectively, Banyan Capital Partners, LLC, Chesapeake Partners, LLC, Cura Capital, LLC, Glenrock Asset Management Associates, LP and Welton Partners, LLC, and any other Persons that, after the date hereof, enter into Other Purchase Agreements and become subsidiaries of the Parent.

“Material Contract” has the meaning set forth in Section 5.9(a).

“Maximum AUM Amount” has the meaning set forth in Section 7.6(e)(iii).

“Member” means any member of the Company.

“Memorandum” means the Confidential Offering Memorandum and/or the Confidential Private Placement Memorandum of each Company Account.

“New Similar Fund” has the meaning set forth in Section 7.6(c).

“Non-Aveon Equity Interests” means, following the recapitalization pursuant to Section 2.1(a)(i), the Interests other than the Aveon Equity Interest.

“Non-compete Period” has the meaning set forth in Section 7.6(a).

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, order, writ, injunction, decree, demand or assessment issued by, or any written agreement, consent agreement or memorandum of understanding, commitment letter or similar undertaking with, any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws; with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; with respect to any Person that is a trust or other entity, its declaration or agreement of trust or constituent document; and with respect to any other Person, its comparable organizational documents, in each case, as has been amended or restated.

“Other Purchase Agreements” means the purchase agreements between the Purchaser and each of the Manager Affiliates pursuant to which the Purchaser is purchasing a minority interest in each of the respective Manager Affiliates.

“Parent” means The Aveon Group L.P., a Delaware limited partnership.

“Parent Equity Interests” means non-voting interests in the Parent.

“Permits” has the meaning set forth in Section 5.8.

“Person” means any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending before or on the Closing Date.

“Privacy Policies” has the meaning set forth in Section 5B.1(b).

“Purchase Price” shall have the meaning set forth in Section 2.1(a)(iv).

“Purchase Price Allocation” has the meaning set forth in Section 9.3(a).

“Purchaser” has the meaning set forth in the introductory paragraph hereof.

“Purchaser Disclosure Letter” means the disclosure letter delivered by the Purchaser to the Company at the time of execution hereof.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 6.1, Section 6.2 and Section 6.3.

“Purchaser Material Adverse Effect” means any change, effect or circumstance that is, or would reasonably be expected to be, materially adverse to (a) the business, assets, financial condition or results of operations of the Parent, the Purchaser and the other Subsidiaries of the Parent, taken as a whole, or (b) the ability of the Parent, the Purchaser and the other Subsidiaries of the Parent to perform or consummate their respective obligations hereunder, under the Ancillary Agreements and under the Other Purchase Agreements; provided, however, that none of the following shall be deemed to constitute, nor be taken into account in determining whether there has been or will be any such Purchaser Material Adverse Effect: (i) any change that results or arises from changes affecting the alternative investment, “collateralized loan obligation” (cash or synthetic) or hedge fund industry or the overall economy or capital markets of the United States generally, including such changes related to the businesses of the Purchaser and the Parent; (ii) any change that results or arises from changes affecting general worldwide economic conditions, including such changes related to the businesses of the Purchaser and the Parent; (iii) any change resulting generally from local, regional, national or international political or social conditions or any act of war or terrorism, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) any change in assets under management or the loss of any existing or potential investor in a Fund, in each case in this clause (iv) as a result of the public announcement and/or pendency of the transactions contemplated by this Agreement; (v) changes in GAAP; (vi) changes in Laws; or (vii) any actions or omissions by the Company or the Sellers, except, in case of clause (i) or (ii) or (iii) to the extent that such change, effect, event, matter, occurrence or state of facts has a material disproportionate effect on the Purchaser and the Parent relative to Persons operating in the sectors in which the Purchaser and the Parent operate generally.

“Purchaser Third Party Consents” has the meaning set forth in Section 6.1(f).

“Registration Rights Agreement” means that certain Registration Rights Agreement by and among the Parent and the other parties thereto.

“Registration Statement” has the meaning set forth in Section 7.11(a).

“Release Event” shall have the meaning ascribed to such term in the Amended LLC Agreement.

“Required Consents” means the Funds Consents and any other Company Third Party Consents set forth on Section 5.3(f) of the Company Disclosure Letter.

“Same or Similar Strategy” has the meaning set forth in Section 7.6(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Fundamental Representations” means the representations and warranties set forth in Sections 4.1 (Authority; Non-Contravention), 4.2 (Title to Purchased Interests), 5.1 (Ownership Interests of the Company), 5.2 (Company Entities), 5.3 (Organization; Authority; No Approvals; No Conflict; No Consent) and 5.15 (Brokers).

“Seller Proceeds” has the meaning set forth in Section 2.1(a)(ii).

“Sellers” has the meaning set forth in the introductory paragraph hereof.

“Sellers Interests” has the meaning set forth in the recitals.

“Straddle Period” means any taxable period beginning in a Pre-Closing Tax Period and ending in a Post-Closing Tax Period.

“Subsidiary” means, with respect to any entity, a corporation or Person of which such entity or Person owns, directly or indirectly, more than 50% of the outstanding shares of stock, equity interests or voting securities, or other voting ownership or voting partnership interests of which is sufficient to elect a majority of the board of directors (or comparable body) of such corporation or other entity are owned, directly or indirectly, through one or more intermediaries, by such entity. Ownership through fiduciary, trust, custodial or similar arrangements for the account of customers shall not constitute ownership of stock or other equity interests for purposes of this definition. For avoidance of doubt, (i) each Manager Affiliate shall not be considered a Subsidiary of the Purchaser or the Parent for purposes of this Agreement, and (ii) any Fund or Client shall not be considered a Subsidiary of the Company for purposes of this Agreement.

“Tax Claim” has the meaning set forth in Section 9.4(a).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement by and among the Parent and the other parties thereto.

“Tax Returns” means all returns, declarations, reports, estimates, information returns, statements and other documents (including any related or supporting information) required to be filed in respect of Taxes, including any information returns, claims for refunds of Taxes, and any amendments, supplements, schedules or attachments to any of the foregoing.

“Tax Sharing Agreement” has the meaning set forth in Section 5.9(a)(xii).

“Taxes” means (i) any and all federal, state, local, foreign and other taxes, charges, fees, levies, customs, duties or other assessments, including all net income, alternative or add-on minimum, gross income, gross receipts, premium, estimated, sales, use, ad valorem, value-added, environmental, windfall, capital stock, property, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, customs, duties and guaranty fund assessments, together with any interest, additions to tax, and penalties with respect thereto imposed by any Government Authority (whether or not disputed), (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Taxing Authority” means the Internal Revenue Service or any other Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means a Person not a party to this Agreement or an Affiliate of any such party hereto.

“Third Party Claim” has the meaning set forth in Section 10.3(b).

“Third Party Consents” has the meaning set forth in Section 6.1(f).

“Total Tranche AUM” shall have the meaning ascribed to such term in the Amended LLC Agreement.

“Trademarks” means trademarks, service marks, trade names, corporate names, domain names, logos, trade dress and other source indicators, including all goodwill associated with the foregoing, and other source indicators, and registrations and applications to register or renew the registration of any of the foregoing.

“Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“VAM” means Vermillion Asset Management, LLC.

“Viridian Tranches” has the meaning set forth in Section 7.6(c).